
11006950

KENNEDY WILSON

2010 ANNUAL REPORT

Founded in 1977, Kennedy Wilson is a real estate operating company that provides a diversified array of real estate investments and services in the U.S. and Japan. The company has grown from an auction business into a vertically integrated real estate operating company headquartered in Beverly Hills, CA with approximately 300 employees and 22 offices throughout the U.S. and Japan. Kennedy Wilson is an industry leader, with assets under management of $7.2 billion and managing over 40 million square feet of office, retail, industrial and residential properties throughout the U.S. and Japan.

We are defined by two core business segments: KW Investments and KW Services. KW Investments invests our capital and our equity partners' capital in multifamily, residential and office properties as well as loans secured by real estate. KW Services provides a full array of real estate-related services to investors and lenders, with a strong focus on financial institution-based clients.

KW
LISTED
NYSE.

OUR HIGHLIGHTS 2010

MORE THAN $7.0 BILLION OF ASSETS UNDER MANAGEMENT

CURRENT EQUITY INVESTMENTS BY YEAR OF PURCHASE
% OF TOTAL

99-03	04	05	06	07	08	09	10
7.6	0.0	0.1	0.6	3.3	11.3	5.4	71.8

KENNEDY WILSON INVESTMENT ACCOUNT
$ IN MILLIONS

08	09	10
$165,165,000	$211,522,000	$363,700,000

CLOSED $2.025 BILLION OF REAL ESTATE & DEBT ACQUISITIONS

MANAGEMENT & LEASING FEES INCREASED BY 11%

BOOK EQUITY INCREASED BY 74%

COMMISSIONS INCREASED BY 140%

FINANCED $842 MILLION OF PROPERTY LEVEL DEBT WITH A WEIGHTED AVERAGE INTEREST RATE OF 4.30%

OWN 11,971 MULTIFAMILY UNITS*

EQUITY INVESTMENTS BY PROPERTY TYPE

- 55% MULTIFAMILY
- 22% LOAN
- 7% OFFICE
- 15% RESIDENTIAL
- 1% OTHER

ADJUSTED EBITDA INCREASED BY 58%

Includes deals in escrow as of 12/31/10 that subsequently closed.

DEAR SHAREHOLDERS,

We are pleased to report record results for the Company in 2010. In reflecting on the last 18 months, I believe it is clear that Kennedy Wilson has emerged from the 2007–2009 recession with a superior capital structure, a great team of people, multiple sources of recurring cash flow from well positioned assets acquired primarily in 2010 and fees from our services and investment management businesses. Because we are publishing this letter in April of 2011, we also included some highlights from the first quarter of 2011.

As we discussed with many of you, 2009 was a year devoted primarily to raising new capital for our investment business and to growing our services businesses—both auction and property management services. The investment strategy was to begin taking advantage of acquisition opportunities that we believed would occur beginning in 2010. Since November of 2009, we raised approximately $500 million of permanent capital for the company, including the recently completed $250 million eight-year debt offering. Additionally, we raised more than $1 billion of third party capital from limited partners such as Fairfax Financial, The LeFrak Organization, Deutsche Bank, Siguler Guff and our KW Property Fund III investors. Through March 2011, we completed acquisitions totaling $2.25 billion. Our multifamily portfolio now totals over 12,000 units located in the western U.S. and Japan. We also completed approximately $1.2 billion of new property level financings or refinancings. Of the completed financings, we utilized over $275 million of property financing from Fannie Mae and Freddie Mac at rates of 4.31% to 5.08%, fixed for seven to ten year terms. In March of 2011, we completed the largest individual property level financing in Company history—$262 million. Our primary lender was Sumitomo Mitsui Banking Corporation (SMBC), and the loans were secured by our Japanese multifamily assets with fixed rates at 2.5% or less and with terms of five years. Our 22-year history of carefully managing debt allowed us also to access the real estate debt market throughout this difficult credit crunch.

Under the direction of Mary Ricks and Joan Kramer, we were one of the most active buyers of real estate secured debt in the United States. Of the over $2 billion of assets we acquired in 2010, approximately 65% were multifamily assets while 32% were loans with unpaid principal balances of approximately $650 million. We paid approximately $400 million for these loans secured by real estate located primarily in California. These loans are generally first trust deed secured, bought at steep discounts and have meaningful personal guaranties. To date, the collections on these loans have exceeded our expectations. The partners in our debt business include Deutsche Bank, The LeFrak Organization, Fairfax Financial and Siguler Guff.

Bob Hart, head of our multifamily business, has perfectly positioned the company to take advantage of the current rent growth that multifamily owners are experiencing in the Western United States. With more than 12,000 total units generating $110 million of net operating income and 96% occupancy, we have built a platform to grow over the next three years. We expect to acquire an additional 3,000 multifamily units for approximately $500 million in 2011. A critical component of our strategy in 2011 is to lock in long-term financing, which will fix our primary cost of operations at the property level. As rents and inflation grow, so will our net earnings.

Our service businesses, both auction and property management, experienced great growth in 2010. Kennedy Wilson continues to be recognized as the leader of high quality residential real estate sales via auction. In 2010, Rhett Winchell, the leader of our auction group, successfully completed approximately $270 million of auction and conventional sales, primarily for financial institutions. Rhett and his team completed auction projects from Canada to Texas and Seattle to Hawaii. Additionally, under Jim Rosten's leadership, Kennedy Wilson now manages over 40 million square feet of real estate. A majority of these projects are third party assignments, and as we continue to acquire properties, I expect Jim's group to have a record 2011.

Don Herrema has led the growth of our fund management business through our Capital Markets Group. Through the efforts of Don, Don Bethe and John Prabhu, we added several prestigious names to our fund family. We are now fully invested in Fund III with great assets and fantastic partners. During the year, we added Wake Forest University, the Tennessee Valley Authority, The Cleveland Foundation, Case Western Reserve University and the Illinois Student Assistance Commission as Fund III investors.

The next section is devoted to the unsung heroes who sometimes don't receive enough recognition for their efforts. Without their tireless contributions, we would not achieve the level of success we have in 2010. I can only name a few people given space constraints but must start with Barry Schlesinger and Jim Ozello. Barry is our Chief Administrative Officer, running all of our back office functions (IT, etc.) and our finance, accounting, regulatory, compliance and insurance functions. He did an extraordinary job of making our first year as a NYSE listed company come off without a hitch. His engineering background kept us all well organized. Jim Ozello has done an incredible job managing Human Resources for the past 17 years. We have a fantastic team at Kennedy Wilson that has been working closely together for over two decades. In 2010 and 2011, we added Joan Kramer to run our debt business, Justin Enbody as our corporate controller, Brad Adams as a senior executive in our multifamily group, Kevin Thang in Japan and Rob Hannon in our investment sales group. We also promoted Mindy Crandall to head up our multifamily asset management business.

Through the tremendous leadership of Matt Windisch, we have been able to raise significant equity capital throughout 2008 to 2011. Our capital partners and lenders are an extension of our team, and we are very grateful for their support over the years. In order to buy $2.25 billion of assets and raise $500 million of corporate capital, you have to be in business with companies that have scale and that trust your ability to execute. No investment is possible without the support of our lenders: US Bank, East West Bank, Bank of America, Deutsche Bank, Wells Fargo, Fannie Mae, Freddie Mac, First Hawaiian, Pacific Western Bank, CIGNA, SMBC Japan and Tokyo Star Bank of Japan. Having formed Kennedy Wilson with $50,000 in 1988, it is quite humbling to have become a NYSE company with equity partners like Prem Watsa and his team at Fairfax Financial, Richard, Harrison and Jamie LeFrak, Deustche Bank, Siguler Guff, Guardian Life, Dreyfus, our KW Property Fund III investors and Pacific Coast Capital Partners. The added bonus of our Fairfax partnership was the addition of Stanley Zax to our Board of Directors. Stanley's counsel and insights have been invaluable to our success in 2010 and 2011.

We are also especially thankful to Bank of America Merrill Lynch, Morgan Stanley, JMP and CJS for their great work in helping us to complete our recent $250 million capital raise. Kennedy Wilson invested $154 million of its own money in 2010 and after paying off all of our unsecured bank debt, we are still sitting on $200 million of cash, which we plan to deploy in 2011.

2010 AND Q1 2011 HIGHLIGHTS:

Strengthened Balance Sheet

— Book equity increased by 74% to $313 million at December 31, 2010 from $179 million as of December 31, 2009

— KW's investment account increased by 72% to $364 million at December 31, 2010 from $212 million as of December 31, 2009

— The amount available for KW to borrow under line of credit facility increased in 2010 to $75 million from $30 million

Improved Operating Metrics

— Achieved 58% increase in Adjusted EBITDA of $58 million in 2010 versus $37 million in 2009

— Investments segment Adjusted EBITDA for 2010 increased by 47% to $56 million from $38 million for 2009

— Services segment Adjusted EBITDA for 2010 increased by 164% to $9 million from $4 million for 2009

We believe the next five years will present compelling opportunities to invest at high rates of return. Although not a forecast, our goal is to produce returns of 20% or better on our investing activity. In the U.S. banking system, there is $1.5 trillion of balance sheet debt secured by real estate assets that matures over the next five years. We also believe there is at least $500 billion of U.S. balance sheet debt extended by foreign banks maturing during the same time frame. The need for borrowers to re-balance or pay down these loans creates the opportunity to either recapitalize these deals or buy the notes or foreclosed real estate from financial institutions. We have never had a shortage of buying opportunities, and given our liquidity and partners, we expect to play a meaningful role as real estate transfers between owners over the next five years.

In closing, we have never been more excited about the Company's future. We have all of the ingredients for success—cash, great people, recurring income, tremendous partners and lenders and a market opportunity that is the most compelling of any of the four cycles that I have seen in my career. Kennedy Wilson's accomplishments in 2010 were the product of a lot of hard work, but we are fully energized to continue our growth over the upcoming years. I want to thank everyone who supports the Company's efforts and especially our Board of Directors, employees and shareholders.

With great respect,



William J. McMorrow

Capital Raising Success and Robust Acquisition Program

— Since public listing in November 2009, KW has raised approximately $500 million of permanent capital and over $1 billion of equity partner capital

— In 2010, KW closed over $2.0 billion of real estate and debt acquisition through direct and joint venture investments

Significant Multifamily Platform

— Investments in 11,971 units within 78 apartment communities located in California (50%), the Pacific Northwest (30%) and Japan (20%), as of December 31, 2010

— Multifamily portfolio generated $103 million of net operating income for 2010 and portfolio was 96% occupied, as of December 31, 2010

— As of December 31, 2010, debt of multifamily portfolio was approximately $1.3 billion and KW's equity interest in portfolio was 32%

Expansion of Service Business

— Management and leasing fees increased by 11% to $21 million for 2010 from $19 million for 2009 driven primarily by increased asset management fees earned through acquisition activities

— Commissions increased by 140% to $12 million for 2010 from $5 million for 2009 driven primarily by increased auction commissions and acquisition fees

Investments

360 RESIDENCES

SAN JOSE, CALIFORNIA

360 Residences was recently completed as a 213-unit luxury condominium project in the heart of San Jose, CA, in close proximity to downtown offices, restaurants and retail. The project consists of condominium, townhouse and penthouse units ranging from one bedroom/one bath to three bedroom/ three bath units. The large unit sizes, in conjunction with floor to ceiling window lines, afford sweeping city and mountain views. Residential amenities include indoor parking, a concierge doorman, fitness center, outdoor pool and a private landscaped outdoor garden and terrace. The combination of unit features and amenities makes 360 Residences one of the highest quality residential projects in today's market. Additionally, 360 Residences includes approximately 11,000 square feet of street level retail space that serves the project and surrounding residences.

Although a significant number of the units were in escrow during the construction period, those sales fell out as the condominium market softened. When the senior debt on the project became available, Kennedy Wilson, with its experience in debt restructuring, condominium sales and multifamily asset management, purchased the debt and converted the asset into fee ownership. Now an owned asset, Kennedy Wilson is completing the final finish work and bringing 360 Residences back to the market as a high end multifamily rental project.


San
Salvador





Investments
LOAN PORTFOLIO
PRIMARILY SOUTHERN CALIFORNIA

In February of 2010, Kennedy Wilson acquired a $342 million loan portfolio from a regional bank. The portfolio was comprised of a combination of performing, sub-performing and non-performing loans, and a vast majority of the collateral was located in Southern California. Kennedy Wilson sourced the acquisition off-market through existing relationships with the bank. The deal was underwritten and closed in 25 days from start to finish and was the largest acquisition in the company's history as well as the first and one of the largest West Coast real estate backed bank loan transactions in 2010.

Investments
KWI PORTFOLIO
JAPAN

Kennedy Wilson entered the Japanese real estate market in 1992, taking its Japanese company public on the Tokyo Stock Exchange in 2002. In 2005, Kennedy Wilson established a new, private multifamily company in Japan, which today owns 50 high quality apartment buildings. Approximately 70% of the portfolio's value is located in Tokyo with the remaining assets located throughout Japan.

In 2010, Kennedy Wilson formed a $278 million investment partnership with Fairfax Financial, and the venture's first major transaction was the purchase of a 65% interest in the Japanese apartment company. Kennedy Wilson previously owned 35% of the company.

The assets are performing well, with a current occupancy rate of 96% and non-recourse debt on the entire portfolio averaging only 2.64%, providing excellent cash-on-cash returns. The company recently completed a $262 million financing on several of the assets at an average rate of 2.43%.



Investments

SUMMER HOUSE

ALAMEDA, CALIFORNIA

Summer House is a 615-unit community located just west of Oakland in Alameda, CA. Kennedy Wilson first purchased the property with a syndicate of investors in 2005, at which time the property was 100% vacant and in disrepair. The company then successfully executed a complete property renovation and repositioning program at the cost of $37 million. After leasing the property to stabilization, Kennedy Wilson sold its interest in the property in 2007 while remaining as property manager.

Three years later, the opportunity arose to repurchase the asset off-market while assuming and restructuring the existing loan. Kennedy Wilson, in partnership with PCCP, LLC, purchased a 100% partnership interest in Summer House. In October of 2010, Kennedy Wilson secured a ten-year fixed rate loan with Freddie Mac at 4.31%, generating significant cash-on-cash returns for the partnership.





Investments

THE ONYX

REDMOND, WASHINGTON

The Onyx, built in 1983, is a 400-unit apartment community located in Redmond, Washington that is situated across the street from Microsoft Corporation's Redmond campus and world headquarters. The property consists of 71 one-, two- and three-story garden style buildings, plus a clubhouse/leasing center situated on 24 acres.

In 2010, Kennedy Wilson, in partnership with The LeFrak Organization, purchased the property and financed the property with a seven-year term loan and fixed interest rate of 4.67%.

The Onyx is currently at 98% occupancy due to a strong marketing campaign with Microsoft, Google, and Digipen as well as an effective resident referral program.

Property Services

NOHO 14

NORTH HOLLYWOOD, CALIFORNIA

NoHo 14 is a high rise residential project located in North Hollywood, CA. The building consists of 180 units with 11,000 square feet of retail space. Kennedy Wilson acquired the property in partnership with Urban Partners and Guardian Life in mid 2010. The units were 90% occupied but the commercial space was 100% vacant. Within just four months, however, Kennedy Wilson signed a lease valued at more than $3.8 million with Los Angeles based golf superstore Roger Dunn, which occupies the entire commercial space.



Auction

OLIVE 8

SEATTLE, WASHINGTON

In September of 2010, Kennedy Wilson auctioned off 32 luxury view condominiums atop the Hyatt at Olive 8, which is Seattle's first green condo/hotel. The one- and two-bedroom units, measuring up to 1,586 square feet in living space, were previously priced from $395,000 to $1,235,000.

Over 600 people attended the auction to bid on units boasting spacious rooms with hardwood flooring, towering ceilings, expansive glass walls and natural stone, marble and granite accents. Potential buyers were also lured by a host of five-star amenities, including a 24-hour concierge, room service, housekeeping and access to the Hyatt's restaurant, spa, saline pool, jacuzzi, fitness center and yoga studio. Sales produced by the auction totaled $13.5 million.



Conventional Sales

THE SUMMIT

LOS ANGELES, CALIFORNIA

The Summit is an 11-story condominium tower in Los Angeles' Koreatown. Units of the project range between 1,100 to 1,800 square feet with prices in the mid $300,000s to the low $700,000s. In April of 2010, Kennedy Wilson was hired as the full service asset manager of the project by Big Rock Partners in cooperation with the lender, Aareal Bank. The company began its marketing campaign for the remaining 78 units in late May of 2010. Within nine months, Kennedy Wilson sold all of the condos and closed out the project.

This success followed close-out of 149 units at The Mercury, another high rise condominium located in Koreatown. Both projects led to a third asset management assignment in the submarket when ST Residential hired Kennedy Wilson to oversee the 186-unit Solair in September of 2010.

KENNEDY WILSON

2010 Financial & Corporate Information

Business

Company Overview

Founded in 1977, Kennedy-Wilson Holdings, Inc. (which may be referred to, together with its subsidiaries, as "Company," "we," "us," and "our") is an international real estate investment and services firm. We have grown from a real estate auction business into a vertically-integrated real estate operating company with approximately 300 professionals in 22 offices throughout the U.S. and Japan. We have over $7 billion of assets under management totaling over 40 million square feet of properties throughout the United States ("U.S.") and Japan, including ownership in 11,971 multifamily apartment units.

We are a holding company whose primary business operations are conducted through its wholly-owned subsidiary, Kennedy-Wilson, Inc., or "Kennedy Wilson." Kennedy-Wilson Holdings, Inc. was incorporated in Delaware on July 9, 2007, under the name "Prospect Acquisition Corp." On November 13, 2009, KW Merger Sub Corp., a wholly-owned subsidiary of Prospect Acquisition Corp., merged with Kennedy-Wilson, resulting in Kennedy-Wilson becoming a wholly-owned subsidiary of Prospect Acquisition Corp. Promptly after the merger, we changed the company name to "Kennedy-Wilson Holdings, Inc.," which is now listed on the New York Stock Exchange ("NYSE"). We refer to this transaction as the "Merger" throughout this document.

Business Segments

We are defined by two core business segments: KW Investments and KW Services. KW Investments invests our capital and our equity partners capital in multifamily, residential and office properties as well as loans secured by real estate. KW Services provides a full array of real estate-related services to investors and lenders, with a strong focus on financial institution-based clients.

KW Investments

We invest our capital and our equity partners capital in real estate assets through joint ventures, separate accounts, commingled funds, and wholly-owned. We are typically the general partner in these investment vehicles with ownership interests ranging from approximately 5%–50%. Our equity partners include financial institutions, foundations, endowments, high net worth individuals and other institutional investors. In many cases we get a promoted interest in the profits of our investments beyond our ownership percentage.

Our investment philosophy is based on three core fundamentals:

- significant proprietary deal flow from an established network of industry relationships, particularly with financial institutions;
- focus on a systematic research process with a disciplined approach to investing; and
- superior in-house operating execution.

Our primary investment markets include California, Washington, Hawaii and Japan, which we have identified as areas with dense populations, high barriers to entry, scarcity of land and supply constraints. We typically focus on the following opportunities:

- real estate owners or lenders seeking liquidity;
- under-managed or under-leased assets; and
- repositioning opportunities.

In 2010, we and our equity partners acquired $2.025 billion of real estate assets. Eighty-five percent of these acquisitions were sourced directly from financial institutions. Our 2010 acquisition activity consisted of the following investment types listed in the first table below:

Since 1999, we and our equity partners have invested in 201 transactions, deploying over $6.4 billion of capital, including $2.3 billion of equity. Of the transactions, 93 have been realized and generated an internal rate of return or "IRR" of 43% and a 1.7x equity multiple. Our equity partners and our current portfolio consists of 108 investments totaling over $3.4 billion of capital, including $1.2 billion of equity.

The following table describes our investment account, which includes the following financial statement captions below, and is derived from our consolidated balance sheet for the year ended December 31, 2010:

(dollars in millions)	
Investment in joint ventures	$266.9
Real estate	82.7
Mortgage debt	(35.2)
Notes receivable	24.1
Loan pool participations	25.2
	$363.7

The following table breaks down our investment account information derived from our consolidated balance sheet by investment type and geographic location:

(dollars in millions)	Multifamily	Loans Secured by Real Estate	Residential[1]	Office	Other	Total
California	$ 67.4	$63.7	$ 3.8	$18.3	$—	$153.2
Japan	108.3	—	—	6.1	—	114.4
Hawaii	—	10.7	46.9	—	—	57.6
Washington	21.0	2.9	2.3	1.5	—	27.7
Other	2.7	4.9	0.3	0.8	2.1	10.8
Total	$199.4	$82.2	$53.3	$26.7	$2.1	$363.7

(1) Includes for-sale residential, condominiums and residential land.

KW Services

KW Services offers a comprehensive line of real estate services for the full lifecycle of real estate ownership and investment to clients that include financial institutions, developers, builders and government agencies. KW Services has three business lines: auction and conventional sales, property services and investment management. These three business lines generate revenue for us through commissions and fees.

Since our inception, we have sold more than $10 billion of real estate through our auction platform and are considered one of the leaders in auction marketing, conducting live and online auctions. The auction group executes accelerated marketing programs for all types of residential and commercial real estate. In 2010, we auctioned and conventionally sold over 40 projects in three countries and 18 states including California, Washington, Hawaii, Oregon, Texas, Nevada, Florida, Georgia, and North Carolina.

We manage over 40 million square feet of properties for institutional clients and individual investors in the U.S. and Japan, including 11,971 apartment units owned by us. With 22 offices throughout the U.S. and Japan, including five regional hubs, we have the capabilities and resources to provide property services to real estate owners as well as the experience as a real estate investor to understand client concerns.

Through our investment management business, we provide acquisition, asset management and disposition services to our equity partners as well as to third parties.

Additionally, KW Services plays a critical role in supporting the Company's investment strategy by providing local market intelligence and real-time data for evaluating and valuing investments, generating proprietary transaction flow and creating value through efficient implementation of asset management or repositioning strategies.

Industry Overview

United States

We believe that the recent economic, capital and credit markets events have and will continue to create tremendous buying opportunities as properties may be purchased at significant discounts to historical cost. Many asset dispositions will result from:

- highly leveraged property owners who will have loans maturing in 2011 and 2012 but will be unable to refinance;
- asset and loan sales directly from financial institutions; and
- companies reducing real estate portfolios to raise cash and shore up their balance sheets.

As sellers continue to be under pressure to move assets off of their balance sheets, we believe that our strong sourcing relationships will position us to acquire properties at steep discounts. Sellers will look to firms that they have relationships with and that can execute quickly and discreetly.

Over the past several years, many U.S. real estate markets have experienced a downturn in occupancy and property values. Unlike the last cycle, this recent downturn was driven by the lack of liquidity and the tightening of the credit markets rather than by an oversupply of new products. We believe that underlying real estate fundamentals have remained solid, particularly in major metropolitan and downtown areas where supply constraints exist.

Japan

It is expected that Japan, while still subject to the same market forces affecting economies across the globe, will likely experience a shorter economic downturn than that experienced in other industrialized economies because the Japanese banking system remains strong relative to its peers. We believe that Japan's economy is in a better position to weather current economic conditions because, over the past decade, Japanese households have saved money and companies have steeply reduced their debt levels as a percentage of GDP. In the current credit environment, as in the U.S., highly leveraged investors in Japan have been forced to reduce their debt.

Japan's current demographic trends include an influx of migration to major cities, creating strong demand for housing. Our research shows that real estate fundamentals have remained strong in greater Tokyo's residential market, and, in particular, in Tokyo's three major wards: Minato-ku, Shibuya-ku, and Setagaya-ku. With diminishing supply of new inventory due to stricter building regulations imposed in 2007, rents for quality assets are expected to remain strong while vacancy rates remain stable. We expect that properties in the greater Tokyo area that are newer and of higher quality will remain target assets for acquisition by many institutional investors.

Competition

We compete with a range of local and national real estate firms, individual investors and other corporations. Because of our unique mix of investment and service businesses, we compete with brokerage and property management companies as well as companies that invest in real estate and real estate secured loans. Our investment business competes with real estate investment partnerships, real estate investments trusts, other investment companies and regional investors and developers, especially those that invest in the western United States, Hawaii and Japan. We compete with them on the basis of our relationships with the sellers and our ability to close an investment transaction in a short time period at competitive pricing. The real estate services business is both highly fragmented and competitive. We compete with real estate brokerage and auction companies on the basis of our relationship with property owners, quality of service, and commissions charged. We compete with property management and leasing firms also on the basis of our relationship with clients, the range and quality of services provided, and fees and commissions charged.

Competitive Advantages

We believe that the Company has a unique platform from which to execute our investment and services strategy. The combination of a service business (including auctions) and an investment platform provides significant competitive advantages over other real estate buyers operating stand-alone or investment-focused firms and may allow us to generate superior risk-adjusted returns. Our investment strategy focuses on investments that offer significant appreciation potential through intensive property management, leasing, repositioning, redevelopment and the opportunistic use of capital. We differentiate ourselves from other firms in the industry with our full service, investment oriented structure. Whereas most other firms use an investment platform to obtain additional service business revenue, we use our service platform to enhance the investment process and ensure the alignment of interests with our investors.

Business *(continued)*

Our competitive advantages include:

- *Transaction Experience*—Our Executive Committee has more than 125 years of combined real estate experience and has been working and investing together on average for over 15 years. Members of the Executive Committee have collectively acquired, developed and managed in excess of $15 billion of real estate investments in the U.S. and Japan through various economic cycles at our company and throughout their careers.
- *Extensive Relationship and Sourcing Network*—We leverage our services business in order to source off-market deals. In addition, the Executive Committee and our acquisition team have transacted deals in nearly every major metropolitan market on the West Coast of the U.S., as well as in Japan. Their local presence and reputation in these markets have enabled them to cultivate key relationships with major holders of property inventory, in particular financial institutions, throughout the real estate community.
- *Structuring Expertise and Speed of Execution*—Prior acquisitions completed by us have taken a variety of forms including direct property investments, joint ventures, exchanges involving stock or operating partnership units, participating loans and investments in performing and non-performing mortgages with the objective of long-term ownership. We believe we have developed a reputation of being able to quickly execute, as well as originate and creatively structure acquisitions, dispositions and financing transactions.
- *Vertically-Integrated Platform for Operational Enhancement*—We have approximately 300 employees in both KW Investments and KW Services, with 22 regional offices throughout the U.S. and Japan. This geographically diversified business model is aimed at weathering real estate cycles. We have a hands-on approach to real estate investing and possess the local expertise in property management, leasing, construction management, development and investment sales, which we believe enable us to invest successfully in selected submarkets.
- *Risk Protection and Investment Discipline*—We underwrite our investments based upon a thorough examination of property economics and a critical understanding of market dynamics and risk management strategies. We conduct an in-depth sensitivity analysis on each of our acquisitions. This analysis applies various economic scenarios that include changes to rental rates, absorption periods, operating expenses, interest rates, exit values and holding periods. We use this analysis to develop our disciplined acquisition strategies.

Transaction Based Results

A significant portion of our cash flow is tied to transaction activity, which can affect an investor's ability to compare our financial condition and results of operations on a quarter-by-quarter basis. Historically, this seasonality has caused our revenue, operating income, net income and cash flows from operating activities to be tied to transaction activity, which is not necessarily concentrated in any one quarter.

Employees

As of December 31, 2010, we had approximately 300 professionals in 22 offices throughout the U.S. and Japan. We believe that we have been able to attract and maintain high quality employees. There are no employees subject to collective bargaining agreements. In addition, we believe we have a good relationship with our employees.

Selected Financial Data

The following tables summarize our selected historical consolidated financial information. This information was derived from our audited financial statements for each of the years ended December 31, 2010, 2009, 2008, 2007 and 2006. This information is only a summary. You should read this information together in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this document.

					Year Ended December 31,
	2010	2009	2008	2007	2006
Statements of operations data:					
Revenue	$ 50,536,000	$ 86,235,000	$ 32,225,000	$ 33,393,000	$ 26,498,000
Merger-related expenses	2,225,000	16,120,000	—	—	—
Other operating expenses	67,712,000	78,752,000	32,571,000	43,180,000	34,606,000
Equity in joint venture income	10,548,000	8,019,000	10,097,000	27,433,000	14,689,000
Interest income from loan pool participations and notes receivable	11,855,000	—	—	—	—
Net income (loss)	6,485,000	(9,657,000)	667,000	9,037,000	6,541,000
Basic earnings (loss) per share	$ (0.03)	$ (0.57)	$ 0.03	$ 0.44	$ 0.36

					As of December 31,
	2010	2009	2008	2007	2006
Balance sheet data:					
Cash and cash equivalents	$ 46,968,000	$ 57,784,000	$ 25,831,000	$ 24,248,000	$ 15,332,000
Investments in real estate and joint ventures	349,587,000	228,305,000	190,915,000	80,026,000	57,744,000
Total assets	487,848,000	336,257,000	256,837,000	145,814,000	107,746,000
Debt	127,782,000	127,573,000	131,423,000	65,084,000	40,517,000
Kennedy-Wilson equity	300,192,000	177,314,000	105,551,000	56,857,000	49,447,000
Total equity	$312,906,000	$179,336,000	$105,802,000	$ 57,076,000	$ 49,603,000

Business Combination

See Note 3 of our Notes to the Consolidated Financial Statements for discussion of the business combinations (including the Merger) that occurred during the years ended December 31, 2010 and 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See the section title "Forward-Looking Statements" for more information. Actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in "Risk Factors" in our 10-K filing with the SEC.

In the interest of providing a more complete presentation of our financial performance since inception, this discussion and analysis includes comparisons of our consolidated financial results period from 2008 through 2010.

Overview

Founded in 1977, we are an international real estate investment and services firm. We have grown from a real estate auction business into a vertically-integrated real estate operating company with approximately 300 professionals in 22 offices throughout the U.S. and Japan. We have over $7 billion of assets under management totaling over 40 million square feet of properties throughout the U.S. and Japan, including ownership in 11,971 multifamily apartment units.

When reading our financial statements and the information included in this section, it should be considered that we have experienced, and continue to experience, the same material trends that have affected the nation. It is, therefore, a challenge to predict our future performance based on our historical results, but we believe that the following material trends assist in understanding our historical earnings and cash flows and the potential for the future.

Unless specifically noted otherwise, as used throughout this Management's Discussion and Analysis section, "we," "our," or "us" refers to the business, operations and financial results of Kennedy-Wilson, Inc. prior to, and Kennedy-Wilson Holdings, Inc. subsequent to, the closing of the Merger as the context requires. "Prospect" refers to the operations or financial results of Prospect Acquisition Corp. prior to the closing of the Merger.

Macroeconomic Conditions

Our business is closely tied to general economic conditions and the real estate industry. As a result, our economic performance, the value of our real estate and real estate secured notes, and our ability to implement our business strategies may be affected by changes in national and local economic conditions. The condition of the real estate markets in which we operate tends to be cyclical and is related to the condition of the economy in the U.S. and Japan as a whole and to the perceptions of investors of the overall economic outlook. Rising interest rates, declining demand for real estate or periods of general economic slowdown or recession have had a direct negative impact on the real estate market in the past and a recurrence of these conditions in the U.S. or Japan could result in a reduction in our revenues. In addition, the economic condition of each local market where we operate may be dependent on one or more industries.

Beginning in 2003, economic conditions in the United States rebounded from the economic downturn in 2001 and 2002. The recovery, which positively impacted the commercial and residential real estate markets generally, continued through the second quarter of 2007, helping to improve the revenue in our services segment, particularly leasing and brokerage revenue. Improved economic conditions also resulted in a general increase in transaction activity, higher occupancy levels, rental rates, and property values, helping to increase the income in the our investments segment as several of our real estate investments were sold.

Starting in the third quarter of 2007, U.S. economic activity progressively weakened through the second quarter of 2010 due initially to stresses in the residential housing and financial sectors and the impact of sharply higher energy costs. The weakening economic activity developed into a recession, affecting all segments of the economy, in early 2008, as both consumer and business spending dropped. This weakening economic activity, coupled with capital market stresses, led to a global financial disruption in the third quarter of 2008, the consequences of which continued through the second quarter of 2010. This disruption caused credit markets to freeze up, investors to become more risk averse and assets of all types, from the riskiest to the most secure, to lose value. These conditions also caused the economy to contract further and job losses to accelerate throughout 2008, 2009 and into 2010. This resulted in a decline in leasing activity and space absorption, rising vacancy rates and decreasing rents across the United States, which in turn, reduced our services revenue, particularly leasing and brokerage revenue. Investment sales activity in the United States fell sharply from peak levels in 2007 and continued to decline through the end of 2009. This decline resulted in an absence of debt financing, weakening property fundamentals, and the re-pricing of risk in the face of economic and market uncertainty. The deteriorating conditions adversely affected our investments segment throughout the second quarter of 2010 as property values decreased sharply and disposition opportunities were markedly reduced.

The recent economic downturn also significantly affected countries throughout Asia, including Japan. The worldwide recession led to falling stock prices and asset values in Asia and reduced economic growth prospects in Asia. Several property markets in Asia have been affected by real estate developments that resulted in an oversupply of completed or partially completed space. Property prices fell along with prices of other investments and asset values. These conditions resulted in a decline in our investment sales and investment activities in Japan beginning in late 2008 and continuing through the second quarter of 2010.

Starting in third quarter of 2010, credit markets began to rebound and banks began to liquidate loans and real estate owned ("REO") which resulted in an increase in both our investment and services segments. Interest rates remained low through 2010 and in many real estate properties prices began to stabilize towards the end of 2010. Rental rates have begun to rebound and concessions have dissipated, particularly in the multifamily sector.

A continuing rebound of our investments and services segments is expected, but contingent on, among other things, the U.S. and Japanese economies resuming their growth and credit markets retaining stability and predictability over a sustained period. As a vertically integrated company, we have the in-house expertise and skill sets to navigate through these times by taking advantage of opportunities in real estate and the capital markets.

International Operations

We have made investments in Japan and may expand our operations and investments in Japan. If we expand, the increased scope of our international operations may lead to more volatile financial results and difficulties in managing our businesses. This volatility and difficulty could be caused by, among other things, the following: currency fluctuations, restrictions and problems relating to the repatriation of profits; difficulties and costs of staffing and managing international operations; the burden of complying with multiple and potentially conflicting laws; laws restricting foreign companies from conducting business and unexpected changes in regulatory requirements; the impact of different business cycles and economic instability; political instability and civil unrest; greater difficulty in perfecting our security interests, collecting accounts receivable, foreclosing on security and protecting our interests as a creditor in bankruptcies in certain geographic regions; potentially adverse tax consequences; share ownership restrictions on foreign operations; Japanese property and income taxes, tax withholdings and tariffs; and geographic, time zone, language and cultural differences between personnel in different areas of the world.

Our revenues from non-U.S. operations have been primarily denominated in the local currency where the associated revenues were earned. Thus, we may experience significant fluctuations in revenues and earnings because of corresponding fluctuations in foreign currency exchange rates. To date, our foreign currency exposure has been limited to the Japanese Yen. Due to the constantly changing currency exposures to which we will be subject and the volatility of currency exchange rates, there can be no assurance that we will not experience currency losses in the future, nor can we predict the effect of exchange rate fluctuations upon future operating results. Our management may decide to use currency hedging instruments from time to time including foreign currency forward contracts, purchased currency options (where applicable) and foreign currency borrowings. The economic risks associated with these hedging instruments include unexpected fluctuations in inflation rates, which could impact cash flow relative to paying down debt, and unexpected changes in our underlying net asset position. There can be no assurance that any hedging will be effective.

Kennedy-Wilson's 2010 Highlights

Strengthened Balance Sheet

- Our book equity increased by 74% to $313 million at December 31, 2010 from $179 million as of December 31, 2009.
- Our investment account (Kennedy-Wilson's equity in real estate and loan investments) increased by 72% to $364 million at December 31, 2010 from $212 million as of December 31, 2009.
- The amount available for us to borrow under our line of credit facility increased to $75 million from $30 million in 2010.
- We decreased our debt to book equity to 0.4x at December 31, 2010 from 0.7x at December 31, 2009, with a long-term strategy of maintaining modest leverage.

Improved Operating Metrics

- We achieved a 2010 Adjusted EBITDA of $58 million: our best year in history versus an Adjusted EBITDA in 2009 of $37 million, an increase of 58%.
- Our investments segment Adjusted EBITDA for 2010 increased by 47% to $56 million from $38 million for 2009.
- Our services segment Adjusted EBITDA for 2010 increased by 164% to $9 million from $4 million for 2009.

Capital Raising Success and Robust Acquisition Program

- Since and including our public listing in November 2009, we have raised $221 million of equity for us and over $1 billion of equity partner capital (including commitments) for our acquisition program.
- In 2010, we closed $2.025 billion of real estate and debt acquisitions through direct and joint venture investments (including approximately $1.3 billion of multifamily acquisitions and $650 million of debt purchases secured by real estate). These acquisitions were all in our target markets.

Significant Multifamily Platform

- Our current multifamily platform, owned directly and through joint ventures including two deals that were in escrow as of December 31, 2010 and have subsequently closed, consists of 11,971 units within 78 apartment communities. The units are located in California (50%), the Pacific Northwest (30%) and Japan (20%).
- As of December 31, 2010, our multifamily portfolio was 96% occupied and on a trailing twelve-month basis (annualized for communities purchased mid-year) produced a net operating income of $103 million. As of December 31, 2010, the debt associated with these properties was approximately $1.3 billion and our equity interest in the portfolio was approximately 32%. In many cases, in addition to our ownership percentage, we have a promoted interest in the profits of these investments. Management believes that our multifamily investments are in supply constrained markets which will experience significant rent growth over the next several years.
- We increased our investment in our Japanese multifamily subsidiary to 41.5% as of December 31, 2010 from 35.0% as of December 31, 2009; our Japanese portfolio is currently 96% occupied and our subsidiary has a currency gain in excess of $50 million.

Accessed Debt Financing

- We took advantage of the historically low interest rate environment to reduce our cost of debt at the corporate and joint venture levels.
- We borrowed in excess of $750 million of joint venture debt through acquisition financing and strategic property refinancing.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Expansion of Service Business

- Our management and leasing fees increased by 11% to $21 million for 2010 from $19 million for 2009 driven primarily by increased asset management fees earned through our acquisition activities.
- Our commissions increased by 140% to $12 million for 2010 from $5 million for 2009 driven primarily by increased auction commissions and acquisition fees.
- Our assets under management (owned and third-party) total approximately $7 billion as of December 31, 2010.
- We auctioned and conventionally sold over 40 projects in three countries and 18 states including California, Washington, Hawaii, Oregon, Texas, Nevada, Florida, Georgia, and North Carolina.
- We conducted commercial auctions, signaling the transition of the current real estate cycle.
- We added numerous new accounts to our property management business through organic growth and the acquisition of Sachse Real Estate.
- Our services business sourced several key acquisitions for the investment division through relationships with bank clients.

Critical Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of ourselves and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, we evaluate our relationships with other entities to identify whether they are variable interest entities as defined by FASB Accounting Standards Codification (ASC) Subtopic 810-10 and to assess whether we are the primary beneficiary of such entities. If the determination is made that we are the primary beneficiary, then that entity is consolidated in the consolidated financial statements. The ownership of the other interest holders of consolidated subsidiaries is reflected as noncontrolling interests.

Revenue Recognition—Revenue primarily consists of management fees, performance fees, commission revenue and sales of real estate.

Management fees are primarily comprised of property management fees, base asset management fees, and acquisition fees. Property management fees are earned for managing the operations of real estate assets and are based on a fixed percentage of the revenues generated from the respective real estate assets. Base asset management fees are earned from limited partners of funds we sponsor and are generally based on fixed percentage of committed capital or net asset value. These fees are recognized as revenue ratably over the period that the respective services are performed. Acquisition fees are earned for identifying and closing investments on behalf of investors and are based on a fixed percentage of the acquisition price. Acquisition fees are recognized upon the successful completion of an acquisition after all required services have been performed.

Performance fees or carried interest are allocated to the general partner or special limited partnership interest of our real estate funds based on the cumulative fund performance to date that are subject to preferred return to the limited partners. At the end of each reporting period, we calculate the performance fee that would be due to the general partner and special limited partner interests for a fund, pursuant to the fund agreement, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as performance fee to reflect either (a) positive performance resulting in an increase in the performance fee allocated to the general partner or (b) negative performance that would cause the amount due to the us to be less than the amount previously recognized as revenue, resulting in a negative adjustment to performance fees allocated to the general partner. Substantially all of the carried interest is recognized in equity in joint venture income and in certain instances the performance fees are recognized in management and leasing fees in our consolidated statements of operations and comprehensive income (loss).

Commissions primarily consist of auction and real estate sales commissions and leasing commissions. In the case of auction and real estate sales commissions, this generally occurs when escrow closes. In accordance with the guidelines established for Reporting Revenue Gross as a Principal versus Net as an Agent in the ASC Subtopic 605-45, we record commission revenues and expenses on a gross basis. Of the criteria listed in the Subtopic 605-45, we are the primary obligor in the transaction, do not have inventory risk, perform all or part of the service, have credit risk, and have wide latitude in establishing the price of services rendered and discretion in selection of agents and determination of service specifications. Leasing fees that are payable upon tenant occupancy, payment of rent or other events beyond our control are recognized upon the occurrence of such events.

Sales of real estate are recognized at the close of escrow when title to the real property passes to the buyer and there is no continuing involvement in the real property. We follow the requirements for profit recognition as set forth by the Sale of Real Estate ASC Subtopic 360-20.

Investments in Joint Ventures—We have a number of joint venture interests, generally ranging from 5% to approximately 50%, that were formed to acquire, manage, and/or sell real estate. Investments in joint ventures which we do not control are accounted for under the equity method of accounting as we can exercise significant influence, but do not have the ability to control the joint venture. An investment in joint ventures is recorded at its initial investment plus or minus our share of undistributed income or loss and less distributions. Declines in value of our investment in joint ventures that are other than temporary are recognized when evidence indicates that such a decline has occurred.

Profit on the sales of real estate held by joint ventures that have continuing involvement are deferred until such time that the continuing involvement has been resolved and all the risks and rewards of ownership have passed to the buyer. Profit on sales to joint ventures in which we retain an equity ownership interest results in partial sales treatment in accordance with the provisions of the Sale of Real Estate ASC Subtopic 360-20, thus deferring a portion of the gain on our continuing ownership percentage in the joint ventures.

Two of our investments in joint ventures, KW Property Fund III, L.P. (KW Fund III) and SG KW Venture I, LLC (the Funds) are, for purposes of U.S. generally accepted accounting policies ("GAAP"), investment companies under the Investment Companies ASC Subtopic 946-10. Thus, each of the Funds reflects their investments at fair value, with unrealized gains and losses resulting from changes in fair value reflected in earnings. We have retained the specialized accounting for the Funds pursuant to Retention of Specialized Accounting for Investments in Consolidation ASC Subtopic 810-10 in recording its equity in joint venture income from the Funds.

Investments in Loan Pool Participations and Notes Receivable—Interest income from investments in loan pool participations and notes receivable are recognized on a level yield basis under the provisions of Loans and Debt Securities Acquired with Deteriorated Credit Quality ASC Subtopic 310-30, where a level yield model is utilized to determine a yield rate which, based upon projected future cash flows, accretes interest income over the estimated holding period. When the future cash flows of a note cannot be reasonably estimated, cash payments are applied to the cost basis of the note until it is fully recovered before any interest income is recognized.

Fair Value Measurements—We account for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis under the provisions of Fair Value Measurements ASC Subtopic 820-10. Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Long-Lived Assets—We review our long-lived assets (excluding goodwill) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Impairment of Long-Lived Assets ASC Subtopic 360-10. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of assets to be disposed of classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Noncontrolling Interests—We account for noncontrolling interests in accordance with Noncontrolling Interests in Consolidated Financial Statements ASC Subtopic 810-10, which establishes accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary.

Share-Based Payment Arrangements—We account for our share-based payment arrangements under the provisions of Share-Based Payments ASC Subtopic 718-10. Compensation cost for employee services received in exchange for an award of equity instruments are based on the grant-date fair value of the share-based award that is ultimately settled in our equity. The costs of employee services is recognized over the period during which an employee provides service in exchange for the share-based payment award. Share-based payment arrangements that vest ratably over the requisite service period are recognized on the straight-line basis and performance awards that vest ratably are recognized on a tranche-by-tranche basis over the performance period. Unrecognized compensation costs for share-based payment arrangements that have been modified are recognized over the original service or performance period.

Fair Value Option—We account for financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings in accordance with the provisions of Fair Value Measurements and Disclosures ASC Subtopic 820-10.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In accordance with Accounting for Uncertainty in Income Taxes FASB Codification Subtopic 605-15, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Results of Operations

The following table sets forth items derived from our consolidated statement of operations for the years ended December 31, 2010, 2009, and 2008.

	Year Ended December 31,		
	2010	2009	2008
Revenue			
Management and leasing fees	$21,330,000	$ 19,164,000	$19,051,000
Commissions	11,734,000	4,931,000	10,201,000
Sale of real estate	13,472,000	59,397,000	—
Rental and other income	4,000,000	2,743,000	2,973,000
Total revenue	50,536,000	86,235,000	32,225,000
Operating Expenses			
Commission and marketing expenses	3,186,000	3,411,000	2,827,000
Compensation and related expenses	38,155,000	24,789,000	21,292,000
Merger related expenses	2,225,000	16,120,000	—
Cost of real estate sold	11,526,000	41,931,000	—
General and administrative	11,314,000	6,351,000	6,074,000
Depreciation and amortization	1,618,000	1,122,000	920,000
Rental operating expense	1,913,000	1,148,000	1,458,000
Total operating expenses	69,937,000	94,872,000	32,571,000
Equity in joint venture income	10,548,000	8,019,000	10,097,000
Interest income from loan pool participations and notes receivable	11,855,000	—	—
Operating income (loss)	3,002,000	(618,000)	9,751,000
Non-Operating Income (Expense)			
Interest income	854,000	502,000	562,000
Remeasurement gain	2,108,000	—	—
Gain on early extinguishment of mortgage debt	16,670,000	—	—
Loss on early extinguishment of corporate debt	(4,788,000)	—	—
Interest expense	(7,634,000)	(13,174,000)	(8,596,000)
Other than temporary impairment	—	(328,000)	(445,000)
Income (loss) before (provision for) benefit from income taxes	10,212,000	(13,618,000)	1,272,000
(Provision for) benefit from income taxes	(3,727,000)	3,961,000	(605,000)
Net income (loss)	6,485,000	(9,657,000)	667,000
Net income attributable to the noncontrolling interests	(2,979,000)	(5,679,000)	(54,000)
Net income (loss) attributable to Kennedy-Wilson Holdings, Inc.	3,506,000	(15,336,000)	613,000
Preferred stock dividends and accretion of issuance costs	(4,558,000)	—	—
Net income (loss) attributable to Kennedy-Wilson Holdings, Inc. common shareholders	$ (1,052,000)	$(15,336,000)	$ 613,000
EBITDA[1]	$48,108,000	$ 18,620,000	$25,953,000
Adjusted EBITDA[2]	$58,427,000	$ 37,054,000	$26,968,000

Additionally, we use certain non-GAAP measures to analyze our business, they include EBITDA[1] and Adjusted EBITDA[2] calculated as follows:

	Year Ended December 31,		
	2010	2009	2008
Net income (loss)	$ 6,485,000	$ (9,657,000)	$ 667,000
Add back:			
Interest expense	7,634,000	13,174,000	8,596,000
Kennedy-Wilson's share of interest expense included in investment in joint ventures and loan pool participations	13,802,000	10,468,000	10,095,000
Depreciation and amortization	1,618,000	1,122,000	920,000
Kennedy-Wilson's share of depreciation and amortization included in investment in joint ventures	10,054,000	7,474,000	5,070,000
Loss on early extinguishment of corporate debt	4,788,000	—	—
Income taxes	3,727,000	(3,961,000)	605,000
EBITDA[1]	48,108,000	18,620,000	25,953,000
Add back:			
Merger related expenses, including compensation related and general and administrative	2,225,000	16,120,000	—
Stock based compensation	8,094,000	2,314,000	1,015,000
Adjusted EBITDA[2]	$58,427,000	$37,054,000	$26,968,000

(1) EBITDA represents earnings before interest expense, income taxes, and depreciation and amortization. Our management believes EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions. We do not adjust EBITDA for gains or losses on the extinguishment of mortgage debt as we are in the business of purchasing discounted notes secured by real estate and, in connection with these note purchases, we may resolve these loans through discounted payoffs with the borrowers. Such items may vary for different companies for reasons unrelated to overall operating performance. Additionally, we believe EBITDA is useful to investors to assist them in getting a more accurate picture of our results from operations.

(2) Adjusted EBITDA represents EBITDA, as defined above, adjusted for merger related compensation and related expenses and stock based compensation. Our management uses Adjusted EBITDA to analyze our business because it adjusts EBITDA for items we believe are not representative of the operating performance of our business going forward. Such items may vary for different companies for reasons unrelated to overall operating performance. Additionally, we believe Adjusted EBITDA is useful to investors as it provides a supplemental measure to assist them in getting a more accurate picture of our results from operations.

However, EBITDA and Adjusted EBITDA are not recognized measurements under GAAP and when analyzing our operating performance, readers should use EBITDA and Adjusted EBITDA in addition to, and not as an alternative for, net income as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for our management's discretionary use, as it does not consider certain cash requirements such as tax and debt service payments. The amounts shown for EBITDA and Adjusted EBITDA also differ from the amounts calculated under similarly titled definitions in our debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The following summarizes revenue, operating expenses, operating income (loss) and net income (loss) and calculates EBITDA[1] and Adjusted EBITDA[2] by our services, investments, and corporate operating segments for the year ended December 31, 2010:

	Services	Investments	Corporate	Consolidated
Revenue	$33,064,000	$17,472,000	$ —	$50,536,000
Operating expenses	23,701,000	27,585,000	18,651,000	69,937,000
Equity in income of joint ventures	—	10,548,000	—	10,548,000
Income from loan pool participations	—	11,855,000	—	11,855,000
Operating income (loss)	$ 9,363,000	$12,290,000	$(18,651,000)	$ 3,002,000
Net income (loss)	$ 9,363,000	$30,392,000	$(33,270,000)	$ 6,485,000
Add back:				
Interest expense	—	676,000	6,958,000	7,634,000
Kennedy-Wilson's share of interest expense included in investment in joint ventures and loan pool participations	—	13,802,000	—	13,802,000
Depreciation and amortization	117,000	1,342,000	159,000	1,618,000
Kennedy-Wilson's share of depreciation and amortization included in investment in joint ventures	—	10,054,000	—	10,054,000
Loss on early extinguishment of corporate debt	—	—	4,788,000	4,788,000
Income taxes	—	—	3,727,000	3,727,000
EBITDA[1]	9,480,000	56,266,000	(17,638,000)	48,108,000
Add back:				
Merger related compensation and related expenses	—	—	2,225,000	2,225,000
Stock based compensation	—	—	8,094,000	8,094,000
Adjusted EBITDA[2]	$ 9,480,000	$56,266,000	$ (7,319,000)	$58,427,000

The following summarizes revenue, operating expenses, operating income (loss) and net income (loss) and calculates EBITDA[1] and Adjusted EBITDA[2] by our services, investments, and corporate operating segments for the year ended December 31, 2009:

	Services	Investments	Corporate	Consolidated
Revenue	$24,095,000	$62,114,000	$ 26,000	$86,235,000
Operating expenses	20,569,000	50,377,000	23,926,000	94,872,000
Equity in income of joint ventures	—	8,019,000	—	8,019,000
Operating income (loss)	$ 3,526,000	$19,756,000	$(23,900,000)	$ (618,000)
Net income (loss)	$ 3,526,000	$14,322,000	$(27,505,000)	$ (9,657,000)
Add back:				
Interest expense	—	5,106,000	8,068,000	13,174,000
Kennedy-Wilson's share of interest expense included in investment in joint ventures and loan pool participations	—	10,468,000	—	10,468,000
Depreciation and amortization	70,000	919,000	133,000	1,122,000
Kennedy-Wilson's share of depreciation and amortization included in investment in joint ventures	—	7,474,000	—	7,474,000
Income taxes	—	—	(3,961,000)	(3,961,000)
EBITDA[1]	3,596,000	38,289,000	(23,265,000)	18,620,000
Add back:				
Merger related expenses, including compensation and related general and administrative	—	—	16,120,000	16,120,000
Stock based compensation	—	—	2,314,000	2,314,000
Adjusted EBITDA[2]	$ 3,596,000	$38,289,000	$ (4,831,000)	$37,054,000

The following summarizes revenue, operating expenses, operating income (loss) and net income (loss) and calculates EBITDA[1] and Adjusted EBITDA[2] by our services, investments, and corporate operating segments for the year ended December 31, 2008:

	Services	Investments	Corporate	Consolidated
Revenue	$29,252,000	$ 2,973,000	$ —	$32,225,000
Operating expenses	21,334,000	8,865,000	2,372,000	32,571,000
Equity in income of joint ventures	—	10,097,000	—	10,097,000
Operating income (loss)	$ 7,918,000	$ 4,205,000	$(2,372,000)	$ 9,751,000
Net income (loss)	$ 7,918,000	$ 2,231,000	$(9,482,000)	$ 667,000
Add back:				
Interest expense	—	1,974,000	6,622,000	8,596,000
Kennedy-Wilson's share of interest expense included in investment in joint ventures and loan pool participations	—	10,095,000	—	10,095,000
Depreciation and amortization	83,000	683,000	154,000	920,000
Kennedy-Wilson's share of depreciation and amortization included in investment in joint ventures	—	5,070,000	—	5,070,000
Income taxes	—	—	605,000	605,000
EBITDA[1]	8,001,000	20,053,000	(2,101,000)	25,953,000
Add back:				
Stock based compensation	—	—	1,015,000	1,015,000
Adjusted EBITDA[2]	$ 8,001,000	$20,053,000	$(1,086,000)	$26,968,000

(1) EBITDA represents earnings before interest expense, income taxes, and depreciation and amortization. Our management believes EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions. We do not adjust EBITDA for gains or losses on the extinguishment of mortgage debt as we are in the business of purchasing discounted notes secured by real estate and, in connection with these note purchases, we may resolve these loans through discounted payoffs with the borrowers. Such items may vary for different companies for reasons unrelated to overall operating performance. Additionally, we believe EBITDA is useful to investors to assist them in getting a more accurate picture of our results from operations.

(2) Adjusted EBITDA represents EBITDA, as defined above, adjusted for merger related expenses and stock based compensation. Our management uses Adjusted EBITDA to analyze our business because it adjusts EBITDA for items we believe are not representative of the operating performance of our business going forward. Such items may vary for different companies for reasons unrelated to overall operating performance. Additionally, we believe Adjusted EBITDA is useful to investors as it provides a supplemental measure to assist them in getting a more accurate picture of our results from operations.

However, EBITDA and Adjusted EBITDA are not recognized measurements under GAAP and when analyzing our operating performance, readers should use EBITDA and Adjusted EBITDA in addition to, and not as an alternative for, net income as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for our management's discretionary use, as it does not consider certain cash requirements such as tax and debt service payments. The amounts shown for EBITDA and Adjusted EBITDA also differ from the amounts calculated under similarly titled definitions in our debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

The following compares results of operations for the years ended December 31, 2010 and December 31, 2009 and years ended December 31, 2009 and December 31, 2008.

Our Consolidated Financial Results and Comparison of the Years Ended December 31, 2010 and 2009

Our revenues for the year ended December 31, 2010 and 2009 were $50.5 million and $86.2 million, respectively. Total operating expenses for the same periods were $69.9 million and $94.9 million, respectively. Net loss attributable to our common shareholders was $1.1 million and $15.3 million in 2010 and 2009, respectively. Adjusted EBITDA was $58.4 million and $37.1 million in 2010 and 2009, respectively.

Revenues

Services Segment Revenues—For 2010, management and leasing generated revenues of $21.3 million (including related party fees of approximately $12.4 million) compared to approximately $19.2 million (including related party fees of approximately $10.1 million). Comparing the two years, management and leasing fees increased $2.2 million or 11% which is primarily due to increased asset management fees generated from the increased acquisition activity.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Commission revenues in 2010 increased to $11.7 million (including related party fees of approximately $5.4 million) compared to commission revenues in 2009 of $4.9 million (including related party fees of approximately $0.7 million). The increase can generally be attributed to the overall growth of our Company in 2010. The increase in commission revenue was primarily related to a $1.9 million or 46% increase in auction fees from increased auction sales in 2010 versus 2009 and $3.0 million or 304% increase in acquisition fees related to the increased acquisition activity in our investment business.

Investments Segment Revenues—Rental income increased 46% to $4.0 million in 2010 from $2.7 million in 2009. The increase can be primarily attributed to the temporary control and consolidation of one of our multifamily investments that resulted in $1.2 million of consolidated rental income.

Sale of real estate decreased to $13.5 million in 2010 from $59.4 million in 2009. The decrease can be primarily be attributed to the sale of the remaining 11 condominium units in southern California and the sale of a 50% interest in an apartment project in northern California in 2010 versus the sale of 138 condominium units and land in southern California in 2009.

Operating Expenses

Operating expenses in 2010 were approximately $58.4 million (not including cost of real estate sold), as compared to $52.9 million in 2009. This increase of 10% was primarily due to the costs associated with being a public company for a full year in 2010 as compared to a few months in 2009.

Services Segment Operating Expenses—Commissions and marketing expenses decreased to $3.2 million in 2010, a 7% decrease from $3.4 million in 2009. The change in commission and marketing expense generally correlates with the change in auction fee revenue, as the auction business incurs the majority of the commission and marketing expense. However, in 2010, auction fee revenue increased 46% while auction commissions and marketing expense only increased 11%. This change is due to initiatives in our Company to operate our business units more efficiently.

Compensation and related expenses were approximately $15.4 million in 2010, as compared to $13.2 million in 2009. The increase can be primarily attributed to discretionary compensation paid to employees which is commensurate with the increase in our services segment Adjusted EBITDA in 2010 as compared to 2009.

General and administrative expenses were $5.0 million in 2010 as compared to $3.9 million in 2009. The increase is primarily related to increased general and administrative expenses required to support the growth in our Company and the associated service revenues.

Investments Segment Operating Expenses—Compensation and related expenses were approximately $9.3 million in 2010 as compared to $5.3 million in 2009. The increase can be primarily attributed to discretionary compensation paid to employees which is commensurate with the increase in our investment segment Adjusted EBITDA in 2010 as compared to 2009.

Cost of real estate sold decreased to $11.5 million in 2010 from $41.9 million in 2009. The decrease can be primarily be attributed to the sale of the remaining 11 condominium units in southern California and the sale of a 50% interest in an apartment project in northern California in 2010 versus the sale of 138 condominium units and land in southern California in 2009.

Rental operating expenses in 2010 and 2009 were approximately $1.9 million and $1.1 million, respectively, an increase of 67% from 2009 to 2010. The increase can be primarily attributed to the temporary control and consolidation of one of our multifamily investments that resulted in $0.6 million of consolidated rental operating expenses during 2010.

General and administrative expenses were $3.5 million in 2010 as compared to $1.3 million in 2009. The increase is primarily related to increased general and administrative expenses required to support the growth in our Company and the associated equity in income generated from our investment segment.

Depreciation and amortization expense increased to $1.6 million in 2010, a 44% increase from $1.1 million in 2009. The increase can be primarily attributed to the temporary control and consolidation of one of our multifamily investments that resulted in $0.4 million of consolidated depreciation expense during 2010.

Other Operating Expenses—Compensation and related expenses were approximately $13.4 million in 2010, as compared to $6.3 million in 2009. The increase is primarily related to $8.1 million of stock compensation expense in 2010 as compared to $2.3 million in 2009 associated with the 2009 Equity Participation Plan.

Merger related expenses were $2.2 million and related to compensation for 2010 as compared to $16.1 million in 2009, which comprised of $12.5 million related to compensation and related expenses and $3.7 million related to general and administrative expenses. These were costs incurred in connection with the Merger.

General and administrative expenses were $2.8 million in 2010, as compared to $1.1 million in 2009. The increase is primarily related to the cost of being a public company for an entire year in 2010 as compared to a couple of months in 2009. Increases can specifically be attributed to audit and accounting fees and legal fees.

Investments Segment Equity in Joint Venture Income—Investments in joint ventures generated income of $10.5 million in 2010, a increase of $2.5 million or 32% from income of $8.0 million recorded in 2009, due primarily to $6.2 million of unrealized fair value gains recognized in 2010 versus $2.7 million in 2009. In order to get a more accurate picture of cash available for distribution at the joint venture, we look at equity in joint venture income before of our share of depreciation included in investment in joint ventures. Our share of depreciation generated at the joint venture level was $10.1 million for 2010 and $7.5 million for 2009, respectively.

Investments Segment Income from Loan Pool Participations and Notes Receivable—Income from loan pool participations and notes receivable generated income of $11.9 million for 2010 as compared to no income for 2009. The increase can be attributed accretion income recognized on the purchase loan pool, with equity partners and wholly-owned, of over $650 million of unpaid principal balance.

Non-Operating Items—Remeasurement gain was $2.1 million for 2010 compared to no gain for 2009. The gain was related to the purchase of a controlling joint venture interest in a project in northern California with fair value in excess of the purchase price. There was no such gain in 2009.

Gain on early extinguishment of debt was $16.7 million for 2010 compared to no gain for 2009. The gain was related to the purchase of debt on a 2,700 acre ranch in Hawaii at a discount.

Loss on early extinguishment of debt was $4.8 million for 2010 compared to no loss for 2009. The loss was related to the early extinguishment of the convertible subordinated debt at an amount that was above face value and the associated decrease in the value of the beneficial conversion feature.

Interest expense was $7.6 million in 2010, a decrease of 42% compared to $13.2 million in 2009. The decrease can be primarily attributed to $2.9 million of interest expense incurred on the acquisition and sale of a condominium project in southern California in 2009 as compared to no interest expense incurred in 2010. Also in 2010, we paid off our convertible subordinated note and paid down debt on an apartment project in southern California which resulted in a decrease of approximately $2.0 million of interest in 2010 as compared to 2009.

We had net income of $3.0 million attributable to a noncontrolling interest in 2010 compared to $5.7 million in 2009. The decrease is primarily due to the allocation to the noncontrolling interest in the income related to the sale of the condominium units in southern California during 2009.

Our Consolidated Financial Results and Comparison of Years Ended December 31, 2009 and 2008

Our revenues for the year ended December 31, 2009 and December 31, 2008 were $86.2 million and $32.2 million, respectively. Total operating expenses for the same periods were $94.9 million and $32.6 million, respectively. Net loss attributable to our common stockholders was $15.3 million in 2009 compared to net income of $0.6 million attributable to our common stockholders in 2008. Adjusted EBITDA was $37.1 million and $27.0 million in 2009 and 2008, respectively.

Revenues

Services Segment Revenues—For 2009, management and leasing generated revenues of $19.2 million (including related party fees of $10.1 million) compared to approximately $19.1 million (including approximately $8.4 million in related party fees). Comparing the two years, management and leasing fees increased 1% which is due to increased asset management fees associated with equity partner commitments.

Commissions revenues in 2009 decreased to $4.9 million (including approximately $0.7 million in related party fees) compared to commission revenues in 2008 of $10.2 million (including related party fees of approximately $4.3 million). Acquisition fees decreased $4.3 million in 2009 as compared to 2008. The decrease can be attributed primarily to a decrease in property acquisition for ourselves or with our equity partners during a time when prices were falling. This resulted in a decrease in acquisition fees.

Investments Segment Revenues—Rental income decreased 8% to $2.7 million in 2009 from $3.0 million in 2008. Rental income includes rental and other income from properties in which we hold a controlling interest. The decrease can be primarily attributed to the downturn in the economy and the rental markets.

Sale of real estate in 2009 produced gross revenue of $59.4 million related to the sale of 138 condominium units and land in southern California.

Operating Expenses

Operating expenses in 2009 were approximately $52.9 million (not including cost of real estate sold), representing a $20.4 million increase over 2008. This increase was primarily due to $16.1 million of merger related costs and costs associated with the amortization of the 2009 Equity Participation Plan and its replacement, another 2009 Equity Participation Plan.

Services Segment Operating Expenses—Commissions and marketing expenses increased to $3.4 million in 2009 from $2.8 million in 2008. The increase in commission expense corresponds to the higher percentage of auction fees in commission revenues in 2009 compared to 2008, which incur the majority of commission expenses. As noted above, commission revenue for 2008 included a greater component of acquisition fees, which incur a relatively minor portion of expenses. In addition, larger broker fees were paid to outside brokerage firms in 2009.

Compensation and related expenses were approximately $13.2 million in 2009, down 10% from $14.5 million in 2008. The decrease can be primarily attributed to a decrease in personnel.

Investments Segment Operating Expenses—Rental operating expenses in 2009 and 2008 were approximately $1.1 million and $1.5 million, respectively, a decrease of 21% from 2008 to 2009. The decrease can be attributed to the sale of two properties in southern California in 2009.

Cost of real estate sold was $41.9 million in 2009 and relates to the disposition of 138 condominium units and land in southern California. Cost of real estate sold was zero in 2008 as we did not recognize any sales on consolidated real estate.

Depreciation and amortization expense increased to $1.1 million in 2009, a 22% decrease from $0.9 million in 2008. The change was primarily due to the sale of an office building in southern California in 2008 and a full year of depreciation in 2009 from an apartment building in central California versus ten months in 2008.

Other Operating Expenses—Compensation and related expenses were approximately $6.3 million in 2009 as compared to $1.6 million in 2008. The increase is primarily due to costs associated with the 2009 Equity Participation Plan.

Merger related expenses were $16.1 million in 2009, $12.5 million related to compensation and related expenses and $3.6 million related to general and administrative expenses. These are costs incurred in connection with the Merger.

Investments Segment Equity in Joint Venture Income—Investments in joint ventures generated income of $8.0 million in 2009, a decrease of 21% from income of $10.1 million recorded in 2008, due primarily to fair value gain of $5.9 million recognized in 2008 as compared to $0.8 million in 2009. The decrease in fair value gain was offset by an increase of $3.0 million of equity in joint venture income earned in 2009 as compared to 2008 not related to fair value adjustments.

Non-Operating Items—Interest expense was $13.2 million in 2009, an increase of 53% compared to $8.6 million for in 2008. The increase was due to interest expense on the debt incurred for the condominium project acquisition, a full year of interest on the central California apartment project, and the debt service on the $30 million subordinate convertible loan originated in November 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Net income of approximately $5.7 million attributable to a noncontrolling interest in three properties was recognized in 2009 compared to net income of $0.1 million in 2008. The increase is primarily due to the allocation to the noncontrolling interest in the income related to the sale of condominium units in southern California.

Liquidity and Capital Resources

Our liquidity and capital resources requirements include expenditures for joint venture investments, real estate held for sale, distressed debt and working capital needs. Historically, we have not required significant capital resources to support our brokerage and property management operations. We finance these operations with internally generated funds, borrowings under our revolving line of credit and sales of equity and debt securities. Our investments in real estate are typically financed by mortgage loans secured primarily by that real estate. These mortgage loans are generally nonrecourse in that, in the event of default, recourse will be limited to the mortgaged property serving as collateral. In some cases, we guarantee a portion of the loan related to a joint venture investment, usually until some condition, such as completion of construction or leasing or certain net operating income criteria, has been met. We do not expect these guarantees to materially affect liquidity or capital resources.

Cash Flows

Net cash provided by operating activities totaled $2.2 million for the year ended December 31, 2010, an increase of $27.4 million as compared to the year ended December 31, 2009. The increase is primarily related to net income in 2010 of $6.4 million versus a net loss in 2009 of $9.7 million. Additionally, the increase can be attributed to an increase in operating distributions from joint ventures and an increase in stock compensation expense in 2010 versus 2009, as well as a decrease in gains from sales of real estate for the same periods. These increases were offset by a large gain from early extinguishment of debt and interest income from loan pool participations and notes receivable in 2010.

Net cash used in operating activities totaled $25.2 million for the year ended December 31, 2009, an increase of $10.6 million as compared to the year ended December 31, 2008. The change was primarily due to the cost incurred in connection with the Merger.

Net cash used in investing activities totaled approximately $114.8 million for the year ended December 31, 2010, an increase of $183.8 million as compared to the year ended December 31, 2009. This sharp decrease is primarily attributable to the assets acquired in the Merger in 2009. Additionally, significant cash was used in 2010 for the acquisition of a consolidated loan pool and contributions to joint ventures for new acquisitions and recapitalizations of current deals. Lastly, proceeds from the sale of real estate provided significantly more cash in 2009 versus 2010.

Net cash provided by investing activities totaled approximately $69.0 million for the year ended December 31, 2009, an increase of $165.8 million as compared to the year ended December 31, 2008. The increase was primarily due to assets acquired in connection with the Merger, decreased contributions to joint ventures, decreased distributions from joint ventures, and proceeds from sales of real estate in 2009.

Net cash provided by financing activities totaled approximately $91.2 million for the year ended December 31, 2010, an increase of $106.9 million as compared to the year ended December 31, 2009. The large increase was primarily due the proceeds obtained from the issuance of the Series A and Series B preferred stock. This was offset by the cash used to pay off of our convertible subordinated note and repurchase warrants and common stock.

Net cash used in financing activities totaled approximately $15.7 million for the year ended December 31, 2009, a decrease of $128.3 million as compared to the year ended December 31, 2008. The decrease was primarily due to the issuance of stock and the issuance of convertible subordinated debt during the year ended December 31, 2008 as well as increased distributions to noncontrolling interests during the year ended December 31, 2009. Additionally, there were significant mortgage loan repayments from the sale of real estate during the year ended December 31, 2009.

To the extent that we engage in additional strategic investments, including real estate, note portfolios, or acquisitions of other property management companies, we may need to obtain third-party financing which could include bank financing or the public sale or private placement of debt or equity securities. We believe that existing cash and cash equivalents plus capital generated from property management and leasing, brokerage, sales of real estate owned, collections from notes receivable, as well as our current lines of credit, will provide us with sufficient capital requirements for the at least the next 12 months.

Under our current joint venture strategy, we generally contribute property, expertise, and typically a fully funded initial cash contribution (without commitment to additional funding by us). Capital required for additional improvements and supporting operations during lease-up and stabilization periods is generally obtained at the time of acquisition via debt financing or third-party investors. Accordingly, we generally do not have significant capital commitments with unconsolidated entities. Infrequently, there may be some circumstances when we, usually with the other members of the joint venture entity, may be required to contribute additional capital for a limited period of time. We believe that we have the capital resources, generated from our business activities and borrowing capacity, to finance any such capital requirements, and do not believe that any additional capital contributions to joint ventures will materially affect liquidity.

Our need, if any, to raise additional funds to meet our capital requirements will depend on many factors, including the success and pace of the implementation of our strategy for growth. We regularly monitor capital raising alternatives to be able to take advantage of other available avenues to support our working capital and investment needs, including strategic partnerships and other alliances, bank borrowings, and the sale of equity or debt securities. We expect to meet the repayment obligations of notes payable and borrowings under lines of credit from cash generated by our business activities, including the sale of assets and the refinancing of debt. We intend to retain earnings to finance our growth and, therefore, do not anticipate paying dividends.

Contractual Obligations and Commercial Commitments

At December 31, 2010, our contractual cash obligations, including debt, lines of credit, and operating leases included the following:

					Payments Due by Period
	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Contractual obligations					
Borrowings:(1)					
Notes payable	$ 24,783,000	$ 9,850,000	$11,200,000	$3,733,000	$ —
Borrowings under lines of credit	27,750,000	—	27,750,000	—	—
Mortgage loans payable	35,249,000	311,000	34,938,000	—	—
Subordinated debt	40,000,000	—	—	—	40,000,000
Total borrowings	127,782,000	10,161,000	73,888,000	3,733,000	40,000,000
Operating leases	9,065,000	1,865,000	3,004,000	2,793,000	1,403,000
Total contractual cash obligations	$136,847,000	$12,026,000	$76,892,000	$6,526,000	$41,403,000

(1) See Notes 11–15 of our Notes to Consolidated Financial Statements. Figures do not include scheduled interest payments. Assuming each debt obligation is held until maturity, we estimate that we will make the following interest payments: Less than 1 year—$6,668,000; 1–3 years—$10,733,000; 4–5 years—$7,304,000; After 5 years—$46,104,000. The interest payments on variable rate debt have been calculated at the interest rate in effect at December 31, 2010.

Off-Balance Sheet Arrangements

Guarantees—We have provided guarantees associated with loans secured by assets held in various joint venture partnerships. The maximum potential amount of future payments (undiscounted) we could be required to make under the guarantees was approximately $28 million and $35 million at December 31, 2010 and December 31, 2009, respectively. The guarantees expire by the year end of 2011 and our performance under the guarantees would be required to the extent there is a shortfall in liquidation between the principal amount of the loan and the net sales proceeds of the property. If we were to become obligated to perform on these guarantees, it could have an adverse affect on our financial condition.

Non-Recourse Carve Out Guarantees—Most of our real estate properties within our equity partnerships are encumbered by traditional non-recourse debt obligations. In connection with most of these loans, however, we entered into certain "non-recourse carve out" guarantees, which provide for the loans to become partially or fully recourse against us if certain triggering events occur. Although these events are different for each guarantee, some of the common events include:

- The special purpose property-owning subsidiary's filing a voluntary petition for bankruptcy;
- The special purpose property-owning subsidiary's failure to maintain its status as a special purpose entity; and
- Subject to certain conditions, the special purpose property-owning subsidiary's failure to obtain lender's written consent prior to any subordinate financing or other voluntary lien encumbering the associated property.

In the event that any of these triggering events occur and the loans become partially or fully recourse against us, our business, financial condition, results of operations and common stock price could be materially adversely affected.

In addition, other items that are customarily recourse to a non-recourse carve out guarantor include, but are not limited to, the payment of real property taxes, liens which are senior to the mortgage loan and outstanding security deposits.

Impact of Inflation and Changing Prices

Inflation has not had a significant impact on the results of operations of our company in recent years and is not anticipated to have a significant impact in the foreseeable future. Our exposure to market risk from changing prices consists primarily of fluctuations in rental rates of commercial and residential properties, market interest rates on residential mortgages and debt obligations and real estate property values. The revenues associated with the commercial services businesses are impacted by fluctuations in interest rates, lease rates, real property values and the availability of space and competition in the market place. Commercial service revenues are derived from a broad range of services that are primarily transaction driven and are therefore volatile in nature and highly competitive. The revenues of the property management operations with respect to rental properties are highly dependent upon the aggregate rents of the properties managed, which are affected by rental rates and building occupancy rates. Rental rate increases are dependent upon market conditions and the competitive environments in the respective locations of the properties. Employee compensation is the principal cost element of property management. Economic trends in 2010 were characterized by general decrease in commercial leasing volume in the U.S.

Qualitative and Quantitative Disclosures About Market Risk

The primary market risk exposure of our Company relates to changes in interest rates in connection with our short-term borrowings, some of which bear interest at variable rates based on lender's base rate, prime rate, and LIBOR plus an applicable borrowing margin. These borrowings do not give rise to a significant interest rate risk because they have short maturities. Historically, we have not experienced material gains or losses due to interest rate changes.

Interest Rate Risk

We have established an interest rate management policy, which attempts to minimize our overall cost of debt, while taking into consideration the earnings implications associated with the volatility of short-term interest rates. As part of this policy, we have elected to maintain a combination of variable and fixed rate debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The table below represents contractual balances of our financial instruments at the expected maturity dates as well as the fair value at December 31, 2010. The expected maturity categories take into consideration actual amortization of principal and do not take into consideration reinvestment of cash. The weighted average interest rate for the various assets and liabilities presented are actual as of December 31, 2010. We closely monitor the fluctuation in interest rates, and if rates were to increase significantly, we believe that we would be able to either hedge the change in the interest rate or to refinance the loans with fixed interest rate debt. All instruments included in this analysis are non-trading.

(in thousands)	*Principal Maturing In:* 2010	2011	2012	2013	2014	Thereafter	Total	Fair Value December 31, 2010
Interest rate sensitive assets								
Cash equivalents	$46,968	—	—	—	—	—	$ 46,968	$ 46,968
Average interest rate	0.34%	—	—	—	—	—	0.34%	—
Variable rate receivables	—	$18,402	—	—	—	—	18,402	28,338
Average interest rate	—	4.78%	—	—	—	—	4.78%	—
Fixed rate receivables	5,699	—	—	—	—	—	5,699	5,699
Average interest rate	12.32%	—	—	—	—	—	12.32%	—
Total	$52,667	$18,402	—	—	—	—	$ 71,069	$ 81,005
Weighted average interest rate	1.64%	4.78%	—	—	—	—	2.45%	—
Interest rate sensitive liabilities								
Variable rate borrowings	$17,497	$27,750	—	$14,968	$20,533	—	$ 80,748	$ 80,415
Average interest rate	1.51%	4.00%	—	4.25%	4.00%	—	3.51%	—
Fixed rate borrowings	—	4,250	$2,784	—	—	$40,000	47,034	49,198
Average interest rate	—	5.00%	4.80%	—	—	9.06%	8.44%	—
Total	$17,497	$32,000	$2,784	$14,968	$20,533	$40,000	$127,782	$129,613
Weighted average interest rate	1.51%	4.13%	4.80%	4.25%	4.00%	9.06%	5.32%	—

Recently Issued Accounting Pronouncements

In December 2010, the FASB issued Accounting Standards Codification (ASC) Update No. 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations.* The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We expect that the adoption of ASU 2010-29 will not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued ASC Update No. 2010-18, *Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset—a Consensus of the FASB Emerging Issues Task Force,* to clarify that loan modifications within loan pools accounted for as a single asset do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. Update No. 2010-18 is effective for interim and annual reporting periods ending after July 15, 2010, with early adoption permitted. This update is consistent with our current policy and, as such, Update No. 2010-18 has no material impact on the accompanying condensed consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Codification (ASC) Update No. 2010-06, *Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements,* to improve disclosure requirements related to Fair Value Measurements and Disclosures—Subtopic 820. Update No. 2010-06 is effective for interim and annual reporting periods ending after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the rollforward activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. Update No. 2010-06 was adopted on January 1, 2010, and there is no material impact to the accompanying consolidated financial statements. Additionally, we have adopted the disclosures requirements about purchases, sales, issuances, and settlements in the rollforward activity in Level 3 fair value measurements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kennedy-Wilson Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the years in the three year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We did not audit the December 31, 2009 financial statements of KW Residential, LLC a 35% owned investee company. Kennedy-Wilson Holdings, Inc.'s investment in KW Residential, LLC as of December 31, 2009 was $91,276,000 and its equity in joint venture income was $5,949,000 for the year ended December 31, 2009. The December 31, 2009 financial statements of KW Residential, LLC were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the December 31, 2009 amounts included for KW Residential, LLC, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Kennedy-Wilson Holdings, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Los Angeles, California
March 11, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kennedy-Wilson Holdings, Inc.:

We have audited Kennedy-Wilson Holdings Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Kennedy-Wilson Holdings Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Kennedy-Wilson Holdings Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 10, 2011 expressed an unqualified opinion on those consolidated financial statements. Our report indicates that the December 31, 2009 financial statements of KW Residential, LLC were audited by other auditors and our opinion, insofar as it relates to the amounts included in the December 31, 2009 consolidated financial statements of Kennedy-Wilson Holdings, Inc. for KW Residential, LLC is based solely on the report of the other auditors.

KPMG LLP

Los Angeles, California
March 11, 2011

Consolidated Balance Sheets

	December 31, 2010	December 31, 2009
Assets		
Cash and cash equivalents	$ 46,968,000	$ 57,784,000
Accounts receivable	2,097,000	887,000
Accounts receivable—related parties	7,062,000	4,278,000
Income tax receivable	—	6,848,000
Notes receivable	20,264,000	541,000
Notes receivable—related parties	3,837,000	6,644,000
Real estate, net of accumulated depreciation	82,701,000	40,581,000
Real estate available for sale	—	2,472,000
Investments in joint ventures ($34,687,000 and $19,612,000 carried at fair value as of December 31, 2010 and 2009, respectively)	266,886,000	185,252,000
Investment in loan pool participations	25,218,000	—
Other assets	8,850,000	7,005,000
Goodwill	23,965,000	23,965,000
Total assets	$487,848,000	$336,257,000
Liabilities and Equity		
Liabilities		
Accounts payable	$ 1,504,000	$ 860,000
Accrued expenses and other liabilities	9,064,000	8,648,000
Accrued salaries and benefits	10,721,000	4,401,000
Deferred tax liability	25,871,000	15,439,000
Notes payable	24,783,000	26,133,000
Borrowings under line of credit	27,750,000	10,000,000
Mortgage loans payable	35,249,000	23,968,000
Convertible subordinated debt	—	27,472,000
Junior subordinated debentures	40,000,000	40,000,000
Total liabilities	174,942,000	156,921,000
Equity		
Cumulative Preferred stock, $0.0001 par value, 1,000,000 shares authorized, $1,000 per share liquidation preference:		
6.00% Series A, 100,000 and 0 shares issued and outstanding as of December 31, 2010 and 2009, respectively, mandatorily convertible on May 19, 2015	—	—
6.452% Series B, 32,550 and 0 shares issued and outstanding as of December 31, 2010 and 2009, respectively, mandatorily convertible on November 18, 2018	—	—
Common stock, $0.0001 par value, 125,000,000 and 80,000,000 shares authorized, 41,291,596 and 41,177,658 shares issued and 40,179,906 and 41,177,658 shares outstanding as of December 31, 2010 and 2009, respectively	4,000	4,000
Additional paid-in capital	284,669,000	155,878,000
Retained earnings	17,777,000	18,829,000
Accumulated other comprehensive income	9,043,000	2,603,000
Shares held in treasury at cost, $0.0001 par value, 1,111,690 and 0 held as of December 31, 2010 and 2009, respectively	(11,301,000)	—
Total Kennedy-Wilson Holdings, Inc. stockholders' equity	300,192,000	177,314,000
Noncontrolling interests	12,714,000	2,022,000
Total equity	312,906,000	179,336,000
Total liabilities and equity	$487,848,000	$336,257,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Year Ended December 31,		
	2010	2009	2008
Revenue			
Management and leasing fees	$ 8,913,000	$ 9,026,000	$10,671,000
Management and leasing fees—related party	12,417,000	10,138,000	8,380,000
Commissions	6,359,000	4,204,000	5,906,000
Commissions—related party	5,375,000	727,000	4,295,000
Sale of real estate	3,937,000	52,699,000	—
Sale of real estate—related party	9,535,000	6,698,000	—
Rental and other income	4,000,000	2,743,000	2,973,000
Total revenue	50,536,000	86,235,000	32,225,000
Operating Expenses			
Commission and marketing expenses	3,186,000	3,411,000	2,827,000
Compensation and related expenses	38,155,000	24,789,000	21,292,000
Merger-related compensation and related expenses	2,225,000	12,468,000	—
Cost of real estate sold	2,714,000	36,179,000	—
Cost of real estate sold—related party	8,812,000	5,752,000	—
General and administrative	11,314,000	6,351,000	6,074,000
Merger-related general and administrative	—	3,652,000	—
Depreciation and amortization	1,618,000	1,122,000	920,000
Rental operating expense	1,913,000	1,148,000	1,458,000
Total operating expenses	69,937,000	94,872,000	32,571,000
Equity in joint venture income	10,548,000	8,019,000	10,097,000
Interest income from loan pool participations and notes receivable	11,855,000	—	—
Operating income (loss)	3,002,000	(618,000)	9,751,000
Non-operating income (expense)			
Interest income	192,000	102,000	221,000
Interest income—related party	662,000	400,000	341,000
Remeasurement gain	2,108,000	—	—
Gain on early extinguishment of mortgage debt	16,670,000	—	—
Loss on early extinguishment of corporate debt	(4,788,000)	—	—
Interest expense	(7,634,000)	(13,174,000)	(8,596,000)
Other than temporary impairment	—	(328,000)	(445,000)
Income (loss) before (provision for) benefit from income taxes	10,212,000	(13,618,000)	1,272,000
(Provision for) benefit from income taxes	(3,727,000)	3,961,000	(605,000)
Net income (loss)	6,485,000	(9,657,000)	667,000
Net income attributable to the noncontrolling interests	(2,979,000)	(5,679,000)	(54,000)
Net income (loss) attributable to Kennedy-Wilson Holdings, Inc.	3,506,000	(15,336,000)	613,000
Preferred stock dividends and accretion of issuance costs	(4,558,000)	—	—
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. common shareholders	(1,052,000)	(15,336,000)	613,000
Other comprehensive income, net of tax	6,440,000	2,601,000	240,000
Total comprehensive income (loss)	$ 5,388,000	$(12,735,000)	$ 853,000
Basic income (loss) per share attributable to Kennedy-Wilson Holdings, Inc. common shareholders	$ (0.03)	$ (0.57)	$ 0.03
Weighted average shares outstanding for basic (loss) income per share	38,978,272	26,891,304	22,892,498
Diluted income (loss) per share attributable to Kennedy-Wilson Holdings, Inc. common shareholders	$ (0.03)	$ (0.57)	$ 0.03
Weighted average shares outstanding for diluted (loss) income per share	38,978,272	26,891,304	24,310,299

See accompanying notes to consolidated financial statements.

Consolidated Statement of Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Noncontrolling Interests	Total
	Shares	Amount	Shares	Amount						
Balance, January 1, 2008	—	$—	21,370,370	$2,000	$ 9,975,000	$47,118,000	$ (238,000)	$ —	$ 219,000	$ 57,076,000
Issuance of common stock	—	—	5,598,982	1,000	52,353,000	—	—	—	—	52,354,000
Issuance of common stock—exercise of stock options	—	—	42,785	—	93,000	—	—	—	—	93,000
Repurchase of common stock	—	—	(624,938)	—	(6,170,000)	—	—	—	—	(6,170,000)
Amortization of equity compensation	—	—	—	—	1,015,000	—	—	—	—	1,015,000
Discount on convertible subordinated debt	—	—	—	—	2,813,000	—	—	—	—	2,813,000
Other comprehensive loss:										
Foreign currency translation, net of tax of $160,000	—	—	—	—	—	—	240,000	—	—	240,000
Dividends paid	—	—	—	—	—	(2,264,000)	—	—	—	(2,264,000)
Net income	—	—	—	—	—	613,000	—	—	54,000	667,000
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	482,000	482,000
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(504,000)	(504,000)
Balance, December 31, 2008	—	—	26,387,199	3,000	60,079,000	45,467,000	2,000	—	251,000	105,802,000
Effect of Merger on common stock	—	—	12,820,215	1,000	89,006,000	—	—	—	—	89,007,000
Issuance of common stock—exercise of stock options	—	—	55,449	—	59,000	—	—	—	—	59,000
Repurchase of common stock	—	—	(442,648)	—	(3,690,000)	—	—	—	—	(3,690,000)
Stock compensation expense	—	—	—	—	3,857,000	—	—	—	—	3,857,000
Common stock issued under 2009 Equity Participation Plan	—	—	2,357,443	—	—	—	—	—	—	—
2009 Equity Participation Plan replacement payment	—	—	—	—	(1,500,000)	—	—	—	—	(1,500,000)
Other comprehensive loss:										
Foreign currency translation, net of tax of $1,472,000	—	—	—	—	—	—	2,407,000	—	—	2,407,000
Unrealized loss on marketable security, net of tax of $129,000	—	—	—	—	—	—	194,000	—	—	194,000
Dividends paid	—	—	—	—	—	(3,235,000)	—	—	—	(3,235,000)
Additional shares to pre-Merger preferred shareholders	—	—	—	—	7,879,000	(7,879,000)	—	—	—	—
Accretion of common stock beneficial conversion	—	—	—	—	188,000	(188,000)	—	—	—	—
Net (loss) income	—	—	—	—	—	(15,336,000)	—	—	5,679,000	(9,657,000)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	6,804,000	6,804,000
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(10,712,000)	(10,712,000)
Balance, December 31, 2009	—	—	41,177,658	4,000	155,878,000	18,829,000	2,603,000	—	2,022,000	179,336,000
Issuance of preferred stock, net of issuance costs of $256,000	132,550	—	—	—	132,294,000	—	—	—	—	132,294,000
Repurchase of 1,111,690 common shares	—	—	(1,111,690)	—	—	—	—	(11,301,000)	—	(11,301,000)
Repurchase and retirement of warrants	—	—	—	—	(11,500,000)	—	—	—	—	(11,500,000)
Stock compensation expense	—	—	—	—	7,666,000	—	—	—	—	7,666,000
Common stock issued under 2009 Equity Participation Plan	—	—	113,938	—	428,000	—	—	—	—	428,000
Other comprehensive income:										
Foreign currency translation, net of tax of $4,269,000	—	—	—	—	—	—	6,434,000	—	—	6,434,000
Unrealized gain on marketable security, net of tax of $5,000	—	—	—	—	—	—	6,000	—	—	6,000
Preferred stock dividends paid	—	—	—	—	—	(4,533,000)	—	—	—	(4,533,000)
Accretion of preferred stock issuance costs	—	—	—	—	25,000	(25,000)	—	—	—	—
Extinguished beneficial conversion feature on convertible debt	—	—	—	—	(122,000)	—	—	—	—	(122,000)
Net income	—	—	—	—	—	3,506,000	—	—	2,979,000	6,485,000
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	10,955,000	10,955,000
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(3,242,000)	(3,242,000)
Balance, December 31, 2010	132,550	$—	40,179,906	$4,000	$284,669,000	$17,777,000	$9,043,000	$(11,301,000)	$ 12,714,000	$312,906,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ 6,485,000	$ (9,657,000)	$ 667,000
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Gain from sale of real estate	(1,223,000)	(16,520,000)	—
Gain from sale of real estate—related party	(723,000)	(946,000)	—
Gain on early extinguishment of debt	(16,670,000)	—	—
Loss on early extinguishment of debt	4,788,000	—	—
Remeasurement gain	(2,108,000)	—	—
Note receivable and accrued interest forgiven in Merger	—	4,281,000	—
Depreciation and amortization	1,618,000	1,122,000	920,000
Provision for deferred income taxes	6,158,000	4,497,000	3,372,000
Amortization of deferred loan costs	262,000	917,000	658,000
Amortization of beneficial conversion of convertible subordinated debt	168,000	285,000	—
Equity in joint venture income	(10,548,000)	(8,019,000)	(10,097,000)
Accretion of interest income on loan pool participations and notes receivable	(11,855,000)	—	—
Amortization of deferred compensation	—	1,543,000	1,015,000
Stock compensation expense	8,094,000	2,314,000	—
2009 Equity Participation Plan replacement payment	—	(1,500,000)	—
Other than temporary impairment on available-for-sale security, net of tax	—	194,000	—
Change in assets and liabilities:			
Accounts receivable	(1,039,000)	204,000	3,144,000
Accounts receivable—related party	(2,784,000)	381,000	(3,521,000)
Income tax receivable	6,848,000	(4,480,000)	(2,368,000)
Operating distributions from joint ventures	5,931,000	514,000	294,000
Operating distributions from loan pool participation	266,000	—	—
Other assets	1,432,000	(2,893,000)	(1,339,000)
Accounts payable	644,000	501,000	(374,000)
Accrued expenses and other liabilities	93,000	410,000	1,816,000
Accrued salaries and benefits	6,320,000	1,626,000	(4,450,000)
Income taxes payable	—	—	(4,406,000)
Net cash provided by (used in) operating activities	2,157,000	(25,226,000)	(14,669,000)
Cash flows from investing activities:			
Additions to notes receivable	(25,636,000)	(500,000)	—
Settlements of notes receivable	8,438,000	302,000	26,000
Additions to notes receivable—related party	(5,914,000)	(8,774,000)	(300,000)
Settlements of notes receivable—related party	8,721,000	2,935,000	6,000
Additions to notes receivable from sale of real estate	—	(2,663,000)	—
Settlements of notes receivable from sale of real estate	—	1,858,000	
Net proceeds from sale of real estate held for sale	3,639,000	58,027,000	5,181,000
Net proceeds from sale of real estate—related party	9,548,000	—	—
Purchases of and additions to real estate	(23,764,000)	(35,800,000)	(41,460,000)
Assets acquired in Merger	—	89,181,000	—
Distributions from joint ventures	10,177,000	2,374,000	12,903,000
Contributions to joint ventures	(83,891,000)	(37,933,000)	(73,129,000)
Contributions to loan pool participation	(16,154,000)	—	—
Net cash (used in) provided by investing activities	(114,836,000)	69,007,000	(96,773,000)

(continued)

	Year Ended December 31,		
	2010	2009	2008
Cash flow from financing activities:			
Borrowings under notes payable	$ 4,250,000	$ 37,059,000	$ 20,161,000
Repayment of notes payable	(5,600,000)	(32,114,000)	(8,973,000)
Borrowings under lines of credit	48,250,000	20,500,000	47,957,000
Repayment of lines of credit	(30,500,000)	(24,000,000)	(39,457,000)
Borrowings under mortgage loans payable	20,016,000	30,286,000	30,316,000
Repayment of mortgage loans payable	(24,735,000)	(35,866,000)	(10,852,000)
Issuance of convertible subordinated debt	—	—	30,000,000
Repayment of convertible subordinated debt	(32,550,000)	—	—
Debt issue costs	(644,000)	(798,000)	(518,000)
Issuance of preferred stock	132,294,000	—	—
Issuance of common stock	—	59,000	52,447,000
Repurchase of common stock	(11,301,000)	(3,690,000)	(6,170,000)
Repurchase of warrants	(11,500,000)	—	—
Dividends paid	(4,533,000)	(3,235,000)	(2,264,000)
Contributions from noncontrolling interests	10,955,000	6,804,000	482,000
Distributions to noncontrolling interests	(3,242,000)	(10,712,000)	(504,000)
Net cash provided by (used in) financing activities	91,160,000	(15,707,000)	112,625,000
Effect of currency exchange rate changes on cash and cash equivalents	10,703,000	3,879,000	400,000
Net change in cash and cash equivalents	(10,816,000)	31,953,000	1,583,000
Cash and cash equivalents, beginning of year	57,784,000	25,831,000	24,248,000
Cash and cash equivalents, end of year	$ 46,968,000	$ 57,784,000	$ 25,831,000
Supplemental disclosure of non-cash investing activities:			
Unrealized loss on marketable security, net of tax of $5,000 and $129,000, respectively	$ 11,000	$ 194,000	$ —
Acretion of preferred stock issuance costs	25,000	—	—

During 2010, as a result of the consolidation of two joint venture investments and a subsequent deconsolidation of one of those entities, accounts receivable increased by $171,000, real estate increased by $28,464,000, investment in joint ventures increased by $3,292,000, other assets increased by $3,174,000, accrued expenses and other liabilities increased by $323,000 and mortgage loan payable increased by $32,670,000.

In 2009, the debt on a piece of land that was sold was assumed by the buyer resulting in a decrease of proceeds from the sale of real estate of $2,025,000 and reduction of repayment of mortgage loans payable of $2,025,000.

In 2008, the Company converted notes receivable from various executives and directors of the Company related to a joint venture investment in Japan into equity in the Japanese joint venture resulting in an increase in investments in joint ventures of $4,397,000 and a decrease in notes receivable of $4,397,000.

Supplemental cash flow information:

	Year Ended December 31,		
	2010	2009	2008
Cash paid (received) during the year for:			
Interest	$ 8,400,000	$ 11,618,000	$ 6,945,000
Interest capitalized	$ 790,000	$ —	$ 999,000
Income taxes	$ 25,000	$ (4,130,000)	$ 4,000,000

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Note 1—Organization

Kennedy-Wilson Holdings, Inc., a Delaware corporation, and its subsidiaries ("Kennedy-Wilson" or "KWH"), provide various commercial and residential real estate services including property management, asset management, brokerage and marketing in the U.S. and Japan primarily to institutional investors, financial institutions, pension funds, and developers. Kennedy-Wilson, principally through joint venture investments, also acquires, renovates and resells commercial and residential real estate, and invests in discounted loan portfolios.

On November 13, 2009, the stockholders of Prospect Acquisition Company ("Prospect") approved a merger with Kennedy-Wilson, Inc. ("KWI"), whereby KWI became a wholly-owned subsidiary of Prospect, which was renamed Kennedy-Wilson Holdings, Inc. (the "Merger"). The directors and officers of KWI immediately before the Merger became the directors and officers of Kennedy-Wilson, except that one of the KWI directors immediately before the Merger resigned and was replaced by a director from Prospect (see Note 3).

Kennedy-Wilson has evaluated all subsequent events through the date that the financial statements are available for issuance.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of Kennedy-Wilson and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, Kennedy-Wilson evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Accounting Standards Codification (ASC) Subtopic 810—Consolidation and to assess whether it is the primary beneficiary of such entities. If the determination is made that Kennedy-Wilson is the primary beneficiary, then that entity is consolidated into the consolidated financial statements in accordance with Consolidations ASC Subtopic 810-10. The ownership of the other interest holders of consolidated subsidiaries is reflected as noncontrolling interests.

Use of Estimates—The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosure about contingent assets and liabilities, and reported amounts of revenues and expenses. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Revenue Recognition—Revenue primarily consists of management fees, performance fees, commission revenue and sales of real estate.

Management fees are primarily comprised of property management fees, base asset management fees, and acquisition fees. Property management fees are earned for managing the operations of real estate assets and are based on a fixed percentage of the revenues generated from the respective real estate assets. Base asset management fees are earned from limited partners of funds Kennedy-Wilson sponsors and are generally based on a fixed percentage of committed capital or net asset value. These fees are recognized as revenue ratably over the period that the respective services are performed. Acquisition fees are earned for identifying and closing investments on behalf of investors and are based on a fixed percentage of the acquisition price. Acquisition fees are recognized upon the successful completion of an acquisition after all required services have been performed.

Performance fees or carried interest are allocated to the general partner or special limited partner of Kennedy-Wilson's real estate funds based on the cumulative fund performance to date that are subject to preferred return to the limited partners. At the end of each reporting period, Kennedy-Wilson calculates the performance fee that would be due to the general partner and special limited partner interests for a fund, pursuant to the fund agreement, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as performance fee to reflect either (a) positive performance resulting in an increase in the performance fee allocated to the general partner or (b) negative performance that would cause the amount due to Kennedy-Wilson to be less than the amount previously recognized as revenue, resulting in a negative adjustment to performance fees allocated to the general partner. Substantially all of the carried interest is recognized in equity in joint venture income and in certain instances the performance fees are recognized in management and leasing fees in our consolidated statements of operations and comprehensive income (loss).

Commissions primarily consist of auction and real estate sales commissions and leasing commissions. In the case of auction and real estate sales commissions, the revenue is generally recognized when escrow closes. In accordance with the guidelines established for Reporting Revenue Gross as a Principal versus Net as an Agent in the ASC Subtopic 605-45, Kennedy-Wilson records commission revenues and expenses on a gross basis. Of the criteria listed in the Subtopic 605-45, Kennedy-Wilson is the primary obligor in the transaction, does not have inventory risk, performs all or part of the service, has credit risk, and has wide latitude in establishing the price of services rendered and discretion in selection of agents and determination of service specifications. Leasing fees that are payable upon tenant occupancy, payment of rent or other events beyond Kennedy-Wilson's control are recognized upon the occurrence of such events.

Sales of real estate are recognized at the close of escrow when title to the real property passes to the buyer and there is no continuing involvement in the real property. Kennedy-Wilson follows the requirements for profit recognition as set forth by the Sale of Real Estate ASC Subtopic 360-20.

Investments in Joint Ventures—Kennedy-Wilson has a number of joint venture interests, generally ranging from 5% to approximately 50%, that were formed to acquire, manage, and/or sell real estate. Investments in joint ventures which Kennedy-Wilson does not control are accounted for under the equity method of accounting as Kennedy-Wilson can exercise significant influence, but does not have the ability to control the joint venture. An investment in a joint venture is recorded at its initial investment and is increased or decreased by Kennedy-Wilson's share of undistributed income or loss and less distributions. A decline in the value of an investments in a joint venture that is other than temporary is recognized when evidence indicates that such a decline has occurred in accordance with Equity Method Investments ASC Subtopic 323-10.

Profits on the sale of real estate held by joint ventures in which Kennedy-Wilson has continuing involvement are deferred until such time that the continuing involvement has been resolved and all the risks and rewards of ownership have passed to the buyer. Profit on sales to joint ventures in which Kennedy-Wilson retains an equity ownership interest results in partial sales treatment in accordance with Sale of Real Estate ASC Subtopic 360-20, thus deferring a portion of the gain as a result of Kennedy-Wilson's continuing ownership percentage in the joint ventures.

Kennedy-Wilson has two investments in joint ventures, KW Property Fund III, L.P. (KW Fund III) and SG KW Venture I, LLC (the Funds) that are investment companies under the Investment Companies ASC Subtopic 946-10. Thus, the Funds reflect their investments at fair value, with unrealized gains and losses resulting from changes in fair value reflected in earnings. Kennedy-Wilson has retained the specialized accounting for the Funds pursuant to Retention of Specialized Accounting for Investments in Consolidation ASC Subtopic 810-10 in recording its equity in joint venture income from the Funds.

Fair Value Measurements—Kennedy-Wilson accounts for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis under the provisions of Fair Value Measurements ASC Subtopic 820-10. Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Goodwill—Goodwill results from the difference between the purchase price and the fair value of net assets acquired based upon the purchase method of accounting for business combinations. In accordance with Accounting for Goodwill ASC Subtopic 350-20, goodwill is reviewed for impairment on an annual basis. In testing for impairment, goodwill is assigned to the reporting unit based upon the amount of goodwill generated at the time of acquisition of the businesses by the reporting unit. An earnings multiple appropriate to the respective reporting unit is applied to the cash basis net operating income of the reporting unit. This process enables an approximation of the reporting unit's value, which is then compared to the net book value of the reporting unit. As a result of the evaluation performed as described above, Kennedy-Wilson has determined that there was no impairment of goodwill as of December 31, 2010, 2009 and 2008.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash and all highly liquid investments purchased with maturities of three months or less.

Long-Lived Assets—Kennedy-Wilson reviews its long-lived assets (excluding goodwill) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Impairment of Long-Lived Assets ASC Subtopic 360-10. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are presented separately in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of the assets to be disposed of classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Investments in Loan Pool Participations and Notes Receivable—Interest income from investments in loan pool participations and notes receivable acquired with deteriorated credit quality are recognized on a level yield basis under the provisions of Loans and Debt Securities Acquired with Deteriorated Credit Quality ASC Subtopic 310-30, where a level yield model is utilized to determine a yield rate which, based upon projected future cash flows, accretes interest income over the estimated holding period. When the future cash flows of a note cannot be reasonably estimated, cash payments are applied to the cost basis of the note until it is fully recovered before any interest income is recognized.

Fair Value of Financial Instruments—The estimated fair value of financial instruments is determined using available market information and appropriate valuation methodologies. Considerable judgment, however, is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material impact on the estimated fair value amounts.

Noncontrolling Interests—Noncontrolling interests are reported within equity as a separate component of Kennedy-Wilson's equity in accordance with Noncontrolling Interests in Consolidated Financial Statements ASC Subtopic 810-10. Revenues, expenses, gains, losses, net income or loss, and other comprehensive income are reported in the consolidated statements of operations and comprehensive income (loss) at the consolidated amounts and separately stated are amounts attributable to noncontrolling interests.

Capitalized Interest—Kennedy-Wilson capitalizes interest in accordance with Capitalization of Interest Cost ASC Subtopic 835-20 for assets that are undergoing development or entitlement activities in preparation for their planned principal operations. For qualifying equity investments, interest is capitalized in accordance with Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for Under the Equity Method ASC Subtopic 835-20. An appropriate interest rate is applied to Kennedy-Wilson's cash investment in the qualifying asset. The interest is credited against interest expense and added to the basis in the investment. Interest is capitalized when the development or entitlement activity commences and ceases when the investment has begun its planned principal operations.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2010, 2009 and 2008

Guarantees—Kennedy-Wilson has certain guarantees associated with loans secured by assets held in various joint venture investments. The maximum potential amount of future payments (undiscounted) Kennedy-Wilson could be required to make under the guarantees was $28 million and $35 million at December 31, 2010 and 2009, respectively. The guarantees expire through 2011 and Kennedy-Wilson's performance under the guarantees would be required to the extent there is a shortfall in liquidation between the principal amount of the loan and the net sales proceeds of the asset. Based upon Kennedy-Wilson's evaluation of guarantees under Estimated Fair Value of Guarantees ASC Subtopic 460-10, the estimated fair value of guarantees made as of December 31, 2010 and 2009 is immaterial.

Concentration of Credit Risk—Financial instruments that subject Kennedy-Wilson to credit risk consist primarily of accounts and notes receivable and cash equivalents. Credit risk is generally diversified due to the large number of entities composing Kennedy-Wilson's customer base and their geographic dispersion throughout the U.S. Kennedy-Wilson performs ongoing credit evaluations of its customers and debtors. Cash and cash equivalents are invested in institutions insured by government agencies. Certain accounts contain balances in excess of the insured limits.

Earnings Per Share—Basic earnings per share is computed based upon the weighted average number of shares of common stock outstanding during the periods presented. Diluted earnings per share is computed based upon the weighted average number of shares of common stock and potentially dilutive securities outstanding during the periods presented. The dilutive impact of potentially dilutive securities including unvested shares, convertible securities and warrants which were outstanding during the period is calculated by the "treasury stock" method.

Repurchase of Equity Instruments—Upon the decision to retire repurchased equity instruments, Kennedy-Wilson records the retirement as a reduction to additional paid-in capital.

Share-Based Payment Arrangements—Kennedy-Wilson accounts for its share-based payment arrangements under the provisions of Share-Based Payments ASC Subtopic 718-10. Compensation cost for employee services received in exchange for an award of equity instruments is based on the grant-date fair value of the share-based award that is ultimately settled in equity of Kennedy-Wilson. The cost of employee services is recognized over the period during which an employee provides service in exchange for the share-based payment award. Share-based payment arrangements that vest ratably over the requisite service period are recognized on the straight-line basis and performance awards that vest ratably are recognized on a tranche-by-tranche basis over the performance period. Unrecognized compensation costs for share-based payment arrangements that have been modified are recognized over the original service or performance period.

Fair Value Option—Kennedy-Wilson accounts for financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings in accordance with the provisions of Fair Value Measurements and Disclosures ASC Subtopic 820-10.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In accordance with Accounting for Uncertainty in Income Taxes ASC Subtopic 740-10, Kennedy-Wilson recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Kennedy-Wilson records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

Recent Accounting Pronouncements—In December 2010, the FASB issued Accounting Standards Codification (ASC) Update No. 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations.* The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Kennedy-Wilson expects that the adoption of ASU 2010-29 will not have a material impact on its consolidated financial statements.

In April 2010, the FASB issued ASC Update No. 2010-18, *Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset—a Consensus of the FASB Emerging Issues Task Force,* to clarify that loan modifications within loan pools accounted for as a single asset do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. Update No. 2010-18 is effective for interim and annual reporting periods ending after July 15, 2010, with early adoption permitted. This update is consistent with Kennedy-Wilson's current policy and, as such, Update No. 2010-18 has no material impact on the accompanying condensed consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Codification (ASC) Update No. 2010-06, *Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements,* to improve disclosure requirements related to Fair Value Measurements and Disclosures—Subtopic 820. Update No. 2010-06 is effective for interim and annual reporting periods ending after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the roll-forward activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. Update No. 2010-06 was adopted on January 1, 2010, and there is no material impact to the accompanying consolidated financial statements. Additionally, Kennedy-Wilson has adopted the disclosures requirements about purchases, sales, issuances, and settlements in the rollforward activity in Level 3 fair value measurements.

Reclassifications—Certain balances included in prior years' financial statements have been reclassified to conform with current year presentation.

Note 3—Business Combinations

Prospect Acquisition Corp.

On November 13, 2009, KWI merged with Prospect, a blank check company formed for the purpose of acquiring control of, through a merger, capital stock exchange, asset acquisition, reverse capitalization, stock purchase, reorganization or other similar business combination, one or more operating businesses or assets in the financial services industry (the "Merger"). The resulting merged entity is KWH which continues the business operations of KWI, including all of their personnel and management. Consequently, the Merger achieved Prospect's business combination purpose while providing $89 million in cash for KWH to take immediate actions to acquire real estate and loans secured by real estate in the distressed real estate markets in the United States and abroad.

The Merger was accounted for as a reverse acquisition in accordance with Business Combinations ASC 805-40, because the stockholders of KWI immediately prior to the consummation of the Merger obtained effective control of Prospect, immediately following completion of the Merger, through (1) their stockholder interest comprising the largest single control block of shares in the post-Merger company, (2) a majority of the members of the board of directors of the post-Merger company being comprised of KWI directors (initially, six directors of KWI and one director of Prospect), and (3) all of the senior executive officers of the post-Merger company being comprised of KWI executive officers. Accordingly, the assets, liabilities and results of operations of KWI have become the historical financial statements of Prospect at the closing of the Merger, and Prospect's assets (primarily cash and cash equivalents), liabilities and results of operations have been consolidated with KWI beginning on the date of the Merger, again becoming the combined entity of Kennedy-Wilson. The components of equity are the retained earnings and other equity balances of KWI immediately before the Merger with the capital share account of KWI adjusted to reflect the par value of the outstanding shares of Prospect. Assets, liabilities, and results of operations of Prospect have been consolidated at fair value in accordance with Business Combinations ASC Subtopic 805-10. All direct costs of the Merger have been charged to operations in the period that such costs were incurred.

Effective with the Merger, common stockholders of KWI received as consideration 20.4 million shares of Prospect's common stock and preferred stockholders of KWI received as consideration 5.6 million shares of Prospect's common stock, for an aggregate consideration of 26.0 million shares of Prospect common stock. In addition, 2.5 million shares of Prospect common stock were reserved for issuance to employees, non-employees and management of Kennedy-Wilson pursuant to an equity compensation plan adopted by Prospect's board of directors and approved by Prospect's stockholders on November 13, 2009. Upon completion of the Merger, Prospect shareholders were granted 12.8 million shares of KWH, with a fair value of $89 million, resulting in 31% ownership in the combined company Kennedy-Wilson. The net assets received from Prospect were $89 million of cash, no material liabilities were assumed, and no other identifiable intangible assets were acquired. Because the value of the consideration given to Prospect equals the fair value of the net identifiable assets, no goodwill was recorded from the Merger.

Merger related costs (in millions and included in the accompanying consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2009):

Compensation and related	$12.5
General and administrative	3.6
Total	$16.1

The amount of Prospect revenue and earnings included in the accompanying consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2009 and the revenue and earnings of the combined entity had the acquisition date been January 1, 2009 and January 1, 2008, are as follows:

Unaudited, in 000's, except for per share amounts	Revenue	Net Income Attributable to Kennedy-Wilson Common Shareholders	Earnings Per Share
Actual Prospect from November 13, 2009–December 31, 2009	$ 20	$ 16	$ —
Supplemental pro forma from January 1, 2009–December 31, 2009	86,295	3,323	0.09
Supplemental pro forma from January 1, 2008–December 31, 2008	36,034	1,948	0.05

This unaudited pro forma financial information is not intended to represent or be indicative of what would have occurred if the transaction had taken place on the dates presented and is not indicative of what Kennedy-Wilson's actual results of operations would have been had the acquisition been completed at the beginning of the periods indicated above.

Fairways 340, LLC

In June 2010, Kennedy-Wilson acquired its partner's interest to obtain 100% of the interest in Fairways 340, LLC ("Fairways") that was previously accounted for under the equity method. The assets, liabilities, and results of the operations of Fairways at the date of acquisition were consolidated at fair value and direct costs of the business combination have been charged to operations in the period that such costs were incurred in accordance with Business Combinations ASC Subtopic 805-10. Kennedy-Wilson had a 49.83% ownership interest and equity with a fair value of $8.9 million before the combination and the combination was considered to be achieved in stages. As a result of remeasuring its basis at fair value (utilizing an income approach) upon the combination, Kennedy-Wilson recorded a remeasurement gain in the amount of $2.1 million in the accompanying consolidated statements of operations and comprehensive income (loss).

Subsequently, in October 2010, Kennedy-Wilson sold a controlling interest in Fairways to KW Fund III (of which KWH owns an 11.62% interest in) retaining a direct 50% ownership interest. The sale, which was considered in substance a sale of real estate, resulted in a gain of $0.7 million, after deferral of $0.1 million for the retained ownership interest, which is included in the accompanying consolidated statements of operations and comprehensive income (loss). During the period in which

Notes to Consolidated Financial Statements *(continued)*

December 31, 2010, 2009 and 2008

Fairways was consolidated, Kennedy-Wilson recorded $1.2 million in rental revenue, $0.6 million in rental and other expenses, $0.4 million in depreciation expense, and $0.3 million in interest expense in the accompanying consolidated statements of operations and comprehensive income (loss). At December 31, 2010, Fairways is presented as an equity method investment in joint venture.

Note 4—Notes Receivable

Notes receivable consists of the following:

	December 31,	
	2010	2009
Note receivable, fixed interest rate of 10%, interest only, due December 2011, secured by personal property	$ 485,000	$ 500,000
Note pool acquired with deteriorated credit quality consisting of loans secured by collateral located in Southern California, and Las Vegas, Nevada with various interest rates and maturities (see additional discussion below)	18,402,000	—
Note receivable, fixed interest rate of 8%, interest only, due May 2012, secured by personal guarantees of borrowers	1,000,000	—
Note receivable, fixed interest rate of 12%, interest only, due September 2012	377,000	—
Other	—	41,000
Total notes receivable	20,264,000	541,000
Note receivable from a joint venture investment, fixed interest rate of 10%, principal and accrued interest, secured by deed of trust, repaid in 2010	—	805,000
Note receivable from a joint venture investment, fixed interest rate of 10%, payments due from positive NOI, otherwise principal and accrued interest secured by deed of trust, repaid in 2010	—	1,352,000
Note receivable from a joint venture investment, fixed interest rate of 15%, principal and accrued interest due December 2011, secured by deed of trust	2,898,000	4,487,000
Note receivable from a joint venture investment, fixed interest rate of 10%, principal and accrued interest due December 2011	939,000	—
Total notes receivable from related parties	3,837,000	6,644,000
	$24,101,000	$7,185,000

In 2010, Kennedy-Wilson entered into an arrangement to purchase a pool of loans or notes receivable with deteriorated credit quality from a bank for $25.3 million. Kennedy-Wilson expects to accrete $4.3 million in interest income on the notes receivable over the estimated collection period. The amount contractually due under the terms of the notes as of December 31, 2010 is $33.3 million. Contractual payments of principal and interest of $0.1 million are due monthly. During the year ended December 31, 2010, Kennedy-Wilson has accreted $2.4 million as interest income on the notes receivable in the accompanying consolidated statements of operations and comprehensive income (loss). As of December 31, 2010, the assets and debt related to the notes receivable are $18.4 million and $15.0 million (see Note 13), respectively.

Note 5—Real Estate

Kennedy-Wilson's investment in real estate includes the following:

	December 31,	
	2010	2009
Office building in Japan	$ 9,279,000	$ 8,375,000
House in Kona, Hawaii	8,724,000	8,724,000
204-unit residential apartment complex in Lompoc, California	25,780,000	25,707,000
2,700 acres of ranch land in Oahu, Hawaii	36,726,000	—
Residential land in Kona, Hawaii	4,101,000	—
Other	2,097,000	845,000
	86,707,000	43,651,000
Less: Accumulated depreciation	(4,006,000)	(3,070,000)
Total	$82,701,000	$40,581,000

During 2010, Kennedy-Wilson acquired a controlling interest and assumed the debt of a 2,700 acre ranch in Hawaii. The purchase price of the controlling interest combined with previously capitalized investments made by Kennedy-Wilson and the $16.0 million payoff of debt at a discount resulted in the new basis consolidated in the amount of $36.7 million as of December 31, 2010. The ranch is currently being developed for its intended use. As such, $0.8 million of avoidable interest has been capitalized to the project.

During 2010, Kennedy-Wilson purchased a note from a bank for $5.3 million secured by a house in Kona, Hawaii. The borrower subsequently transferred the deed to Kennedy-Wilson in lieu of a foreclosure. In addition, the borrower paid Kennedy-Wilson $0.2 million and issued an unsecured promissory note in the amount of $1.0 million.

During 2008, Kennedy-Wilson sold its interest in an entity that owned an office building located in Glendora, California for $1,488,000. The sale resulted in a gain of $564,000, which is included in rental and other income in the accompanying consolidated statements of income and comprehensive income (loss). Kennedy-Wilson continues to provide management services to the property and therefore it is not included in discontinued operations.

Note 6—Real Estate Available for Sale

In 2009, Kennedy-Wilson acquired a 149-unit condominium project located in Los Angeles, California. The project was purchased for the purposes of resale and was classified as held for sale at the date of acquisition. During 2009, Kennedy-Wilson sold 138 units with a historical cost basis of $34.4 million for a gain of $16.5 million. During 2010, Kennedy-Wilson sold the 11 remaining units with a historical cost basis of $2.5 million for a gain of $1.2 million.

Note 7—Investments in Joint Ventures

Kennedy-Wilson has a number of joint venture interests, generally ranging from 5% to approximately 50%, that were formed to acquire, manage, and/or sell real estate. Kennedy-Wilson has significant influence over these entities, but not voting or other control and, accordingly, these investments are accounted for under the equity method.

Summarized financial data of the joint ventures is as follows:

	December 31, 2010				
	KW Residential, LLC	Greater Than 20%[1]	10%–20%[2]	Other	Total
Balance sheets for equity method investments:					
Assets					
Cash and restricted cash	$ 26,792,000	$ 25,248,000	$ 396,000	$ 25,647,000	$ 78,083,000
Real estate	609,430,000	215,473,000	119,252,000	1,787,396,000	2,731,551,000
Other	10,571,000	7,056,000	28,583,000	183,125,000	229,335,000
Total assets	$646,793,000	$247,777,000	$148,231,000	$1,996,168,000	$3,038,969,000
Liabilities					
Debt	$338,228,000	$ 81,544,000	$ 66,198,000	$1,351,208,000	$1,837,178,000
Other	18,457,000	4,219,000	3,273,000	44,454,000	70,403,000
Total liabilities	356,685,000	85,763,000	69,471,000	1,395,662,000	1,907,581,000
Partners' capital					
Kennedy-Wilson	108,265,000	35,807,000	36,182,000	76,713,000	256,967,000
Other partners	181,843,000	126,207,000	42,578,000	523,793,000	874,421,000
Total partners' capital	290,108,000	162,014,000	78,760,000	600,506,000	1,131,388,000
Total liabilities and partners' capital	$646,793,000	$247,777,000	$148,231,000	$1,996,168,000	$3,038,969,000

	December 31, 2009		
	KW Residential, LLC	Other	Total
Balance sheets for equity method investments:			
Assets			
Cash and restricted cash	$ 32,343,000	$ 18,721,000	$ 51,064,000
Real estate	548,927,000	1,759,495,000	2,308,422,000
Other	12,965,000	169,622,000	182,587,000
Total assets	$594,235,000	$1,947,838,000	$2,542,073,000
Liabilities			
Debt	$307,877,000	$1,045,862,000	$1,353,739,000
Other	11,618,000	51,234,000	62,852,000
Total liabilities	319,495,000	1,097,096,000	1,416,591,000
Partners' capital			
Kennedy-Wilson	91,276,000	87,766,000	179,042,000
Other partners	183,464,000	762,976,000	946,440,000
Total partners' capital	274,740,000	850,742,000	1,125,482,000
Total liabilities and partners' capital	$594,235,000	$1,947,838,000	$2,542,073,000

Total investments are comprised of the following:

	Year Ended December 31, 2010				
	KW Residential, LLC	Greater Than 20%[1]	10%–20%[2]	Other	Total
Equity method	$108,265,000	$ 35,807,000	$ 36,182,000	$ 76,713,000	$ 256,967,000
Unrealized gain on fair value option	—	—	7,384,000	—	7,384,000
	108,265,000	35,807,000	43,566,000	76,713,000	264,351,000
Cost method	—	—	—	2,535,000	2,535,000
Total investments	$108,265,000	$ 35,807,000	$ 43,566,000	$ 79,248,000	$ 266,886,000

Notes to Consolidated Financial Statements *(continued)*

December 31, 2010, 2009 and 2008

	Year Ended December 31, 2009		
	KW Residential, LLC	Other	Total
Equity method	$91,276,000	$ 87,766,000	$179,042,000
Unrealized gain on fair value option	—	4,907,000	4,907,000
	91,276,000	92,673,000	183,949,000
Cost method	—	1,303,000	1,303,000
Total investments	$91,276,000	$ 93,976,000	$185,252,000

	Year Ended December 31, 2010				
	KW Residential, LLC	Greater Than 20%[1]	10%–20%[2]	Other	Total
Statements of income:					
Revenues	$34,784,000	$ 24,059,000	$11,214,000	$130,884,000	$200,941,000
Depreciation	11,857,000	4,461,000	2,369,000	38,143,000	56,830,000
Interest	12,235,000	6,177,000	3,041,000	45,765,000	67,218,000
Other expenses	15,920,000	18,695,000	5,968,000	71,702,000	112,285,000
Total expenses	40,012,000	29,333,000	11,378,000	155,610,000	236,333,000
Gains on extinguishment of debt	—	9,092,000	—	4,734,000	13,826,000
Net (loss) income	$ (5,228,000)	$ 3,818,000	$ (164,000)	$ (19,992,000)	$ (21,566,000)
Net income allocation:					
Kennedy-Wilson	$ (1,670,000)	$ 7,238,000	$ 2,856,000	$ (353,000)	$ 8,071,000
Other partners	(3,558,000)	(3,420,000)	(3,020,000)	(19,639,000)	(29,637,000)
Net (loss) income	$ (5,228,000)	$ 3,818,000	$ (164,000)	$ (19,992,000)	$ (21,566,000)

	Year Ended December 31, 2009			Year Ended December 31, 2008		
	KW Residential, LLC	Other	Total	KW Residential LLC	Other	Total
Statements of income:						
Revenues	$32,750,000	$140,119,000	$172,869,000	$28,323,000	$173,146,000	$201,469,000
Depreciation	12,021,000	36,221,000	48,242,000	5,413,000	40,155,000	45,568,000
Interest	14,828,000	51,764,000	66,592,000	12,936,000	51,689,000	64,625,000
Other expenses	17,361,000	66,228,000	83,589,000	14,044,000	61,969,000	76,013,000
Total expenses	44,210,000	154,213,000	198,423,000	32,393,000	153,813,000	186,206,000
Gains on extinguishment of debt	28,320,000	—	28,320,000	—	—	—
Net (loss) income	$16,860,000	$ (14,094,000)	$ 2,766,000	$ (4,070,000)	$ 19,333,000	$ 15,263,000
Net income allocation:						
Kennedy-Wilson	$ 5,949,000	$ 3,107,000	$ 9,056,000	$ (694,000)	$ 4,812,000	$ 4,118,000
Other partners	10,911,000	(17,201,000)	(6,290,000)	(3,376,000)	14,521,000	11,145,000
Net (loss) income	$16,860,000	$ (14,094,000)	$ 2,766,000	$ (4,070,000)	$ 19,333,000	$ 15,263,000

(1) Investments in these joint ventures exceeds 20% of the total assets of Kennedy-Wilson as of December 31, 2010 or equity in income from the joint venture for the year ended December 31, 2010 exceeds 20% of Kennedy-Wilson's income from continuing operations before income taxes for the year ended December 31, 2010.

(2) Investments in these joint ventures exceeds 10% of the total assets of Kennedy-Wilson at December 31, 2010 or equity in income from the joint venture for the year ended December 31, 2010 exceeds 10% of Kennedy-Wilson's income from continuing operations before income taxes for the year ended December 31, 2010.

Equity in joint venture income for the years ended December 31:

	2010	2009	2008
Net income allocation	$ 8,071,000	$ 9,056,000	$ 4,118,000
Unrealized gain on fair value option	2,477,000	(1,037,000)	5,979,000
	$10,548,000	$ 8,019,000	$10,097,000

In 2010, Kennedy-Wilson formed a new joint venture platform which provides for a capital commitment from a joint venture partner in the amount of $250 million with Kennedy-Wilson's capital commitment totaling $28 million. The commitment from the partner has a three-year investment period and each proposed investment within the platform is at the discretion of the joint venture partner. As of December 31, 2010, the partner has contributed $132.3 million of capital into three joint ventures. Through December 31, 2010, Kennedy-Wilson has contributed capital in the amount of $14.7 million, including $1.7 million of noncontrolling interests, into the three joint ventures. Of this amount, $12.7 million, including $1.3 million of noncontrolling interests, was used to buy out ownership interests from an existing joint venture partner in KW Residential, LLC ("KWR"). The remaining amount of $2.0 million, including $0.4 million of noncontrolling interests, was used to invest in new investments.

Additionally, during 2010, Kennedy-Wilson invested $14.2 million, including $4.4 million of noncontrolling interests, in six new joint ventures and recapitalized five joint ventures with $11.5 million, including $0.3 million of noncontrolling interests, to buy out ownership interests from existing joint venture partners.

Also, during 2010, Kennedy-Wilson made $31.0 million in additional contributions to existing joint venture investments. Of this amount, $17.4 million was used by several joint ventures to pay down and/or refinance existing debt, which resulted in $5.3 million of gains from the early extinguishment of debt that is included in equity in joint venture income in the accompanying consolidated statements of operations and comprehensive income (loss).

In 2010, Kennedy-Wilson received $16.1 million in distributions from its joint ventures, of which $5.9 million was from operations and $10.2 million was return of capital.

In 2010, Kennedy-Wilson recognized $10.1 million in gains from foreign currency translation adjustments from its investment in KWR. The foreign currency gain is included in other comprehensive income, net of deferred income taxes of $4.1 million in the accompanying consolidated statements of income and comprehensive income (loss).

Kennedy-Wilson has determined that it has no investments in variable interest entities as of December 31, 2010 and had investments in two variable interest entities as of December 31, 2009 and has concluded that Kennedy-Wilson is not the primary beneficiary. As of December 31, 2009, the variable interest entities had assets totaling $132 million with Kennedy-Wilson's exposure to loss as a result of its interests in these variable interest entities totaling $7.0 million related to its equity contributions. In addition, as of December 31, 2009, Kennedy-Wilson had $14.2 million in the form of loan guarantees that represented 20% of the mortgage loans of the underlying variable interest entities.

Investments in which Kennedy-Wilson does not have significant influence are accounted for under the cost method of accounting. As of December 31, 2010 and 2009, Kennedy-Wilson had five investments accounted for under the cost method with a carrying value totaling $2.5 million and $1.3 million, respectively.

Distributions in excess of Kennedy-Wilson's basis in investments in joint ventures totaling $56,000 were deferred for the year ended December 31, 2008 due to continuing involvement in the real estate sold by the joint venture. Total deferred revenues and gains on sale of investments in joint ventures included in accrued expenses and other liabilities were $3,943,000 and $3,664,000 at December 31, 2010 and 2009, respectively.

Note 8—Investments in Loan Pool Participations

In 2010, Kennedy-Wilson, in partnership with a bank, acquired two loan portfolios totaling approximately $424.5 million in unpaid principal balance. The loan portfolios, which were acquired from a regional bank, are comprised of loans secured by residential, hotel, retail, office, land, multifamily and other assets predominantly located in Southern California. Kennedy-Wilson expects to accrete $21.9 million, including $4.1 million of noncontrolling interest, in interest income from loan pool participations over the estimated collection period. The amount contractually due under the terms of the notes as of December 31, 2010 is $306.7 million. Contractual payments of principal and interest of $1.1 million are due monthly. During 2010, Kennedy-Wilson recognized $9.3 million, including $1.4 million in noncontrolling interests, of interest income from loan pool participations and notes receivable in the accompanying consolidated statement of operations and comprehensive income (loss). Kennedy-Wilson's investment balance was $25.2 million at December 31, 2010.

Note 9—Fair Value Measurements and the Fair Value Option

Fair Value Measurements—Fair Value Measurements and Disclosures ASC Subtopic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2—Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets and quoted prices in markets that are not active.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents fair value measurements (including items that are required to be measured at fair value and items for which the fair value option has been elected) as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Available for sale securities	$33,000	$—	$ —	$ 33,000
Investments in joint ventures	—	—	34,654,000	34,654,000
	$33,000	$—	$34,654,000	$34,687,000

Notes to Consolidated Financial Statements *(continued)*

December 31, 2010, 2009 and 2008

The following table presents fair value measurements (including items that are required to be measured at fair value and items for which the fair value option has been elected) as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Available for sale securities	$22,000	$—	$ —	$ 22,000
Investments in joint ventures	—	—	19,590,000	19,590,000
	$22,000	$—	$19,590,000	$19,612,000

The following table presents changes in Level 3 investments for the years ended December 31:

	2010	2009	2008
Beginning balance	$19,590,000	$15,088,000	$ 22,000
Unrealized and realized gains	6,199,000	2,725,000	7,047,000
Purchases	10,795,000	1,956,000	8,019,000
Sales	(1,930,000)	(179,000)	—
Ending Balance	$34,654,000	$19,590,000	$15,088,000

The change in unrealized gains on Level 3 investments during 2010, 2009 and 2008 for investments still held as of December 31, 2010, 2009 and 2008 was $6.2 million, $2.6 million, and $7.0 million, respectively.

Investment in Investment Companies—Kennedy-Wilson records its investment in the Funds based upon the net assets that would be allocated to its interests in the Funds assuming the Funds were to liquidate their investments at fair value as of the reporting date. The Funds report their investments in real estate at fair value based on valuations of the underlying real estate holdings and indebtedness securing the real estate. The valuations of real estate were based on management estimates of the real estate assets using an income approach. Increases in fair value for the Funds of $3.7 million, $3.8 million, and $1.1 million were recorded in equity in joint venture income in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2010, 2009 and 2008, respectively. The indebtedness securing the real estate and the investments in debt securities were valued, in part, based on third-party valuations and management estimates also using an income approach. Kennedy-Wilson's investment balance in the Funds was $20.6 million and $7.9 million at December 31, 2010 and 2009, respectively, which are included in investments in joint ventures in the accompanying consolidated balance sheet. As of December 31, 2010, Kennedy-Wilson has unfunded capital commitments to the Funds in the amounts of $3.3 million and $6.0 million, respectively.

Fair Value Option—Kennedy-Wilson has elected the fair value option for two investments in joint venture entities that were acquired during 2009. Kennedy-Wilson elected to record these investments at fair value to more accurately reflect the timing of the value created in the underlying investments and report those results in current operations. The increase, decrease, and increase in fair value for these investments of $2.5 million, $1.0 million, and $6.0 million were recorded in equity in joint venture income in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2010, 2009, and 2008, respectively. Kennedy-Wilson determines the fair value of these investments based upon the income approach, utilizing estimates of future cash flows, discount rates and liquidity risks.

Fair Value of Financial Instruments—The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities, accrued salaries and benefits, deferred and accrued income taxes, and income tax receivable approximate fair value due to their short-term maturities. The carrying value of notes receivable (excluding related party notes receivable as they are presumed not to be an arm's-length transaction) approximate fair value as they are negotiated based upon the fair value of loans with similar characteristics. Bank lines of credit and debt approximate fair value as the terms are comparable to the terms currently being offered to Kennedy-Wilson.

Note 10—Other Assets

Office furniture and equipment and leasehold improvements are carried at cost. The office furniture and equipment are depreciated over a period of three to ten years and the leasehold improvements are amortized over their estimated useful lives or the lease term, whichever is shorter. Other assets consist of the following:

	December 31,	
	2010	2009
Office furniture and equipment	$ 3,020,000	$ 1,404,000
Less: Accumulated depreciation	(661,000)	(837,000)
	2,359,000	567,000
Prepaid expenses	3,316,000	4,316,000
Loan fees, net of accumulated amortization of $467,000 and $1,213,000 at December 31, 2010 and 2009, respectively	1,629,000	1,248,000
Deposits and other, net of accumulated amortization of $23,000 and $54,000 at December 31, 2010 and 2009, respectively	1,546,000	874,000
	$ 8,850,000	$ 7,005,000

Depreciation and amortization expense related to the above depreciable assets was $279,000, $209,000, and $256,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 11—Notes Payable

Notes payable were incurred primarily in connection with the acquisition of joint venture investments and include the following:

	December 31,	
	2010	2009
Note payable, interest payable monthly, $467,000 monthly principal payments, variable interest rate at the lender's base rate, 4% at December 31, 2010, unsecured, due August 2014	$20,533,000	$26,133,000
Note payable, fixed interest rate of 5%, interest payable monthly, unsecured, due November 2011	4,250,000	—
	$24,783,000	$26,133,000

Kennedy-Wilson is required to comply with debt covenants for its borrowings under the $20.5 million outstanding loan amount. The covenants include a tangible net worth, minimum liquidity, debt service coverage ratio, and a requirement to be profitable. At December 31, 2010, Kennedy-Wilson was in compliance with all covenants.

The aggregate maturities of notes payable subsequent to December 31, 2010 are: $9,850,000 in 2011, $5,600,000 in 2012, $5,600,000 in 2013, and $3,733,000 in 2014.

Note 12—Borrowings Under Lines of Credit

In July 2010, Kennedy-Wilson entered into a new unsecured revolving credit facility with US Bank and East West Bank, which effectively increased its existing revolving credit facility from $30 million to $75 million, extended the maturity date to August 2013, and established an interest rate floor of 4%. The facility is available for acquisitions and working capital. The facility bears interest at rates ranging from LIBOR plus 2.50% to LIBOR plus 3.00%, with a floor of 4%. During 2010, the average outstanding borrowings under the facility was $16.3 million with the high and low outstanding balances being $27.8 million and $0, respectively. During 2009, the average outstanding borrowings under the previous facility was $19.1 million with the high and low outstanding balances being $26.0 million and $10.0, respectively. The borrowings under this facility had interest rates ranging from 3.23% to 4.00% and 3.25% to 4.50% during the years ended December 31, 2010 and 2009, respectively. The principal amount outstanding under this facility was $27.8 million as of December 31, 2010 and $10.0 million as of December 31, 2009.

Kennedy-Wilson's ability to borrow under this facility is subject to compliance with certain financial covenants, including maximum balance sheet leverage and fixed charge coverage ratios. As of December 31, 2010 and 2009, Kennedy-Wilson was in compliance with the covenants.

Note 13—Mortgage Loans Payable

	December 31,	
	2010	2009
Mortgage loan payable, variable interest rate of 1-month LIBOR plus 1.25% (1.51% at December 31, 2010), interest payable monthly, due January 2012, secured by multifamily property	$17,497,000	$20,740,000
Mortgage loan payable, variable interest rate of long-term prime lending rate plus 3.50% (4.80% at December 31, 2010), prime rate adjusts in April and August, interest and principal paid monthly, balance due October 2012, secured by office building	2,784,000	2,778,000
Mortgage loan payable, variable interest rate of 1.00% over prime, interest due quarterly, principal due based on release prices for settled loans, unpaid principal due upon maturity on May 2013	14,968,000	—
Mortgage loan payable, variable interest rate of prime, repaid in 2010	—	450,000
	$35,249,000	$23,968,000

During 2010, Kennedy-Wilson assumed debt secured by a project in Hawaii (see Note 5) of $32.7 million and simultaneously settled the note for $16.0 million, resulting in a gain on early extinguishment of debt in the amount of $16.7 million (net of closing costs).

The aggregate maturities of mortgage loans payable subsequent to December 31, 2010 are: $311,000 in 2011, $19,970,000 in 2012, and $14,968,000 in 2013.

Note 14—Convertible Subordinated Debt

In July 2010, Kennedy-Wilson extinguished its convertible subordinated debt with a face value of $30.0 million for $32.5 million. The convertible subordinated debt was originally issued with a beneficial conversion feature and the carrying value of the convertible subordinated debt on the day of extinguishment was $27.7 million, net of the unamortized beneficial conversion of $2.3 million. The intrinsic value of the beneficial conversion feature was measured at $0.1 million on the day of extinguishment and was recorded as a reduction to additional paid-in capital. The difference between the extinguishment amount and the carrying value of $4.8 million is included in the accompanying consolidated statement of operations and comprehensive income (loss) as a loss on early extinguishment of debt.

Note 15—Junior Subordinated Debentures

In 2007, Kennedy-Wilson issued junior subordinated debentures in the amount of $40 million. The debentures were issued to a trust established by Kennedy-Wilson, which contemporaneously issued $40 million of trust preferred securities to Merrill Lynch International. The interest rate on the debentures is fixed for the first ten years at 9.06%, and variable thereafter at LIBOR plus 3.70%. Interest is payable quarterly with the principal due in 2037.

Prior to April 30, 2012, Kennedy-Wilson may redeem the debentures, upon a Special Event, as defined in the debentures, at a redemption price equal to 107.5% of the outstanding principal amount. After April 30, 2012, Kennedy-Wilson may redeem the debentures, in whole or in part, on any interest payment date at par.

Kennedy-Wilson is required to be in compliance with certain financial covenants, including maximum balance sheet leverage and fixed charge coverage ratios. As of December 31, 2010, Kennedy-Wilson was in compliance with the covenants.

Note 16—Related Party Transactions

In 2010, in connection with the acquisition of third-party partners' ownership interest in various joint venture investments, Kennedy-Wilson acquired the interests of various related party entities consisting of management and directors of Kennedy-Wilson for their net investments totaling $3.0 million.

During 2010, a noncontrolling entity comprised of Kennedy-Wilson executives co-invested $1.3 million with Kennedy-Wilson in the entity that invested in the venture that acquired a partial interest in KWR.

In 2010, Kennedy-Wilson sold a 50% ownership interest in Fairways and its entire 5% interest in another joint venture to KW Fund III in which it also has an ownership interest of 11.62% and is the general partner. The gain recognized on the sale of Fairways in the amount of $0.7 million is included in the accompanying consolidated statements of operations and comprehensive income (loss). The gain recognized on the sale of the 5% joint venture interest in the amount of $0.6 million is included in equity in income of joint ventures in the accompanying consolidated statements of operations and comprehensive income (loss). Gains on the sale of Fairways and the 5% joint venture interest were deferred in the amount of $0.2 million and are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2010, 2009 and 2008

In 2010, the firm of Kulik, Gottesman & Mouton Ltd. was paid $177,000 for legal services provided by the firm and $43,000 for director's fees for Kent Mouton, a partner in the firm and a member of Kennedy-Wilson's Board of Directors, respectively. For 2009, the amounts were $366,000 and $25,000, respectively. For 2008, the amounts were $286,000 and $30,000, respectively. For the year ended December 31, 2009, Mr. Mouton received a payment of $10,000 upon the termination of the 2009 Equity Participation Plan (see Note 19).

The firm of Solomon, Winnett & Rosenfield was paid $234,000, $219,000, and $194,000 for income tax services provided by the firm during the years ended December 31, 2010, 2009, and 2008, respectively. Jerry Solomon is a partner in the firm and a member of Kennedy-Wilson's Board of Directors. For the years ended December 31, 2010, 2009, and 2008, Mr. Solomon was paid director's fees in the amounts of $40,000, $22,000, and $29,000, respectively. For the year ended December 31, 2009, Mr. Solomon received a payment of $10,000 upon the termination of the 2009 Equity Participation Plan (see Note 19).

In 2009, Kennedy-Wilson sold its ownership interest in two consolidated land projects to KW Fund III in which it also had an ownership interest of 7.64%. The gains recognized on the sale of these two ownership interests totaled $946,000 and are included in the accompanying consolidated statements of operations and comprehensive income (loss). Gains on the sale of the joint venture interests were deferred in the amount of $44,000 and are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

In 2008, Kennedy-Wilson sold its ownership interest in three joint venture investments to KW Fund III in which it also had an ownership interest of 7.64%. The gains recognized on the sale of these three ownership interests totaled $1,409,000 and are included in equity in income of joint ventures in the accompanying consolidated statements of operations and comprehensive income (loss). Gains on the sale of the joint venture interests were deferred in the amount of $56,000 and are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

In 2009, Kennedy-Wilson entered into a seven-year lease with an affiliate of a shareholder for its corporate offices in Beverly Hills, California commencing in January 2010. In 2010, Kennedy-Wilson amended the lease to provide for the rental of additional square footage. As of December 31, 2010, the future minimum lease payments under this agreement are as follows:

Year	
2011	$1,206,000
2012	1,244,000
2013	1,282,000
2014	1,321,000
2015	1,361,000
Thereafter	1,403,000
Total minimum payments	$7,817,000

Rental expense under this arrangement totaled $986,000 for the year ended December 31, 2010.

Kennedy-Wilson received fees and other income from affiliates and entities in which Kennedy-Wilson holds ownership interests in the following amounts:

	Year Ended December 31,		
	2010	2009	2008
Property management and leasing fees	$12,417,000	$10,138,000	$ 8,380,000
Commissions	5,375,000	727,000	4,295,000
Sale of real estate	9,535,000	6,698,000	—
Total related party revenue	$27,327,000	$17,563,000	$12,675,000

In 2010, Kennedy-Wilson received reimbursement from KWR for payroll and services in the amount of $222,000 and $599,000, respectively. For 2009 and 2008, Kennedy-Wilson was paid $273,000 and $270,000, respectively, for payroll and $147,000 and $139,000, respectively, for consulting services.

Note 17—Income Taxes

The (benefit from) provision for income taxes consists of the following:

	Year Ended December 31,		
	2010	2009	2008
Current			
Federal	$ (2,450,000)	$ (9,461,000)	$ (2,416,000)
State	18,000	228,000	(351,000)
	(2,432,000)	(9,233,000)	(2,767,000)
Deferred			
Federal	5,583,000	5,987,000	2,905,000
State	576,000	(715,000)	467,000
	6,159,000	5,272,000	3,372,000
Total	$ 3,727,000	$ (3,961,000)	$ 605,000

A reconciliation of the statutory federal income tax rate of 34% with Kennedy-Wilson's effective income tax rate is as follows:

	Year Ended December 31,		
	2010	2009	2008
Tax computed at statutory rate	$ 3,472,000	$ (4,630,000)	$ 414,000
State income taxes, net of federal benefit	393,000	(681,000)	69,000
Nonvested stock expense	—	525,000	375,000
Capitalized transaction costs	—	528,000	—
Adjustment to investment basis	—	954,000	—
Extinguishment of debt	818,000	—	—
Noncontrolling interest and other	(956,000)	(657,000)	(253,000)
Provision for (benefit from) income taxes	$ 3,727,000	$ (3,961,000)	$ 605,000

The following summarizes the effect of deferred income tax items and the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

	Year Ended December 31,	
	2010	2009
Deferred tax assets:		
Accrued reserves	$ 196,000	$ 194,000
Stock option expense	1,714,000	309,000
Net operating loss carryforward and credits	9,145,000	1,236,000
Hedging transactions	1,032,000	—
Marketable securities	289,000	294,000
Accrued bonuses	—	456,000
Total deferred tax assets	12,376,000	2,489,000
Deferred tax liabilities:		
Depreciation and amortization	6,644,000	6,366,000
Prepaid expenses and other	814,000	1,096,000
Investment basis and reserve differences	21,701,000	3,040,000
Accrued payroll	—	—
Unrealized gain on fair value option	—	3,639,000
Foreign currency translation	6,773,000	1,472,000
Capitalized interest	2,315,000	2,315,000
Total deferred tax liabilities	38,247,000	17,928,000
Net deferred tax liability	$25,871,000	$15,439,000

Based upon the level of historical taxable income and projections for future taxable income over the periods which Kennedy-Wilson's gross deferred tax assets are deductible, management believes it is more likely than not Kennedy-Wilson will realize the benefits of these deductible differences as of December 31, 2010.

Management has considered the likelihood and significance of possible penalties associated with Kennedy-Wilson's current and intended filing positions and has determined, based on its assessment, that such penalties, if any, would not be expected to be material.

Kennedy-Wilson's federal income tax returns remain open to examination for the tax years 2007 through 2010. Kennedy-Wilson is currently under examination for 2008 and 2009.

Note 18—Commitments and Contingencies

Future minimum lease payments under scheduled operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

Year	
2011	$1,865,000
2012	1,579,000
2013	1,425,000
2014	1,396,000
2015	1,397,000
Thereafter	1,403,000
Total minimum payments	$9,065,000

Net rental expense amounted to $2.2 million, $2.0 million, and $1.6 million for the years ended December 31, 2010, 2009, and 2008, respectively, and is included in general and administrative expense in the accompanying consolidated statements of operations and comprehensive income (loss).

Employment Agreements—Kennedy-Wilson has entered into employment agreements with its Chief Executive Officer and its Chief Executive Officer of the Commercial Investment Group, which provide for annual base compensation in the aggregate amounts of $950,000 and $750,000, respectively, and expire in December 2019 and January 2014, respectively. The employment agreements provided for the payment of cash bonuses, in connection with the Merger, in the amounts of $4,850,000 and $2,000,000, respectively, and were paid in November 2009. Additionally, the employment agreements provide for cash bonuses of $2,425,000 and $1,000,000, respectively, based on Kennedy-Wilson's achievement of certain performance targets as described in the employment agreement and were paid on April 1, 2010. The employment agreements also provide for the issuance of 556,875 shares of restricted stock to each officer that vest in equal amounts over five years provided certain performance targets are achieved (see Note 19). Also, in connection with the Merger, Kennedy-Wilson forgave a note, including principal and interest, due from its Chief Executive Officer in the total amount of $4,281,000. Additionally, the employment agreements provide for the payment of an annual discretionary bonus in an amount determined in the sole and absolute discretion of the Compensation Committee of the Board of Directors.

Kennedy-Wilson also has employment agreements with two other non-officer employees which provide for aggregate minimum annual compensation of $995,000 and expire in 2011 and 2014.

Litigation—Kennedy-Wilson is currently a defendant in certain routine litigation arising in the ordinary course of business. It is the opinion of management and legal counsel that the outcome of these actions will not have a material effect on the financial position or results of operations of Kennedy-Wilson.

Note 19—Stock Compensation Plans

In March 2009, KWI adopted the 2009 Equity Participation Plan ("the Equity Plan") that allowed for the grant of up to 2,852,312 shares of common stock. KWI granted 1,426,156 performance awards and 1,426,156 service awards with an exercise price of $7.89. The performance and service awards were scheduled to vest ratably over a seven-year period with settlement in shares of common stock of KWI. The option awards would have expired at the end of ten years. The Equity Plan allowed participants to settle vested awards with cash, a full recourse note, or net share settlement. Kennedy-Wilson determined the compensation expense to be recorded under the Equity Plan using the Black-Scholes-Merton option pricing model. The option pricing model inputs used to determine the grant date fair value of $10.3 million were an expected stock option term of 7 years, expected volatility of 43.4%, expected risk-free rate of 2.5%, and no expected dividends. In November 2009, the Equity Plan was canceled and replaced by another 2009 Equity Participation Plan (the "New Equity Plan"). Upon termination of the Equity Plan, the Board of Directors of KWI approved a cash payment to option holders totaling $1.5 million.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2010, 2009 and 2008

On November 13, 2009, Kennedy-Wilson adopted the the New Equity Plan that allows for the grant of up to approximately 2.5 million shares of common stock. During 2010 and 2009, approximately 0.1 million and 2.4 million restricted share awards were granted to employees, respectively, which vest ratably over a five-year period. Vesting of the restricted share awards is contingent upon the expected achievement of a performance target as of the initial vesting date of November 13, 2010 and each of the next four years thereafter. The performance targets were achieved for 2010. From inception of the plan through December 31, 2010, 467,781 shares have vested and been issued to participants and 18,562 shares have been forfeited. These restricted share awards are recognized as expense on a tranche-by-tranche basis over the five-year performance period.

The cancellation and settlement of the Equity Plan along with the granting of new awards under the New Equity Plan was determined to be a plan modification. Therefore the aggregate compensation cost recognized as a result of the modification will be the remaining grant date fair value of the Equity Plan plus the incremental compensation cost resulting from the modification. The incremental compensation costs are measured as the grant date fair value of the restricted stock awards plus the cash paid to settle the Equity Plan awards less the fair value of the Equity Plan on the date of modification. Since, on the date of modification, the cumulative compensation cost recognized under the Equity Plan exceeded the cash paid to settle the award, no additional compensation costs were recorded as a result of the cash payment and it was recorded as a reduction to equity. The fair value of the Equity Plan on the date of modification was determined utilizing the Black-Scholes-Merton option pricing model. The option pricing model inputs used were an expected stock option term of 6.29 years, volatility of 41.9%, risk-free interest rate of 2.95%, and no expected dividends.

As of December 31, 2010, there was $7.6 million of unrecognized compensation cost for the New Equity Plan related to unvested restricted shares and $6.2 million of unrecognized compensation cost for the Equity Plan. The cost for the New Equity Plan is expected to be recognized over a weighted average period of 2.0 years and the cost for the Equity Plan is expected to be recognized over a weighted average period of 3.1 years.

Compensation cost recognized for the years ended December 31, 2010 and 2009 was $8.1 million and $2.3 million, respectively, and is included in compensation and related expense in the accompanying statements of operations and comprehensive income (loss).

The following table sets forth activity under the New Equity Plan:

Nonvested at January 1, 2009	—
Granted	2,357,443
Nonvested at December 31, 2009	2,357,443
Granted	132,500
Vested	(467,781)
Forfeited	(18,562)
Nonvested at December 31, 2010	2,003,600

KWI had the 1992 Incentive and Non-statutory Stock Option Plan ("1992 Incentive and Option Plan"), which included a Plan A and Plan B and the 1992 Non-Employee Director Stock Option Plan ("Plan C"). An aggregate of 6,465,239 shares of common stock were reserved for issuance under Plans A and B and 308,050 shares of common stock were reserved for issuance under Plan C.

During the year ended December 31, 2009, the last remaining 55,448 options granted under Plan C of the KWI's 1992 Incentive and Option Plan were exercised. During the year ended December 31, 2008, the last remaining 42,785 options granted under Plan B of the 1992 Incentive and Option Plan were exercised.

The following table sets forth activity under the option plans:

	Options	Range of Exercise Prices	Weighted Average Exercise Price
Balance, January 1, 2008	98,233	$1.00–$2.32	$1.55
Exercised	(42,785)	$2.17	$2.17
Balance, December 31, 2008	55,448	$1.00–$2.32	$1.07
Granted	2,852,312	$7.89	$7.89
Exercised	(55,448)	$1.00–$2.32	$1.07
Cancelled	(2,852,312)	$7.89	$7.89
Balance, December 31, 2009	—	—	—

During 2001 and 2002, KWI's chairman and chief executive officer was granted a total of 6,465,239 shares of nonvested stock that were scheduled to vest over a period of eight to ten years. For the years ended December 31, 2009 and 2008, compensation expense was $1.5 million and $1.0 million, respectively, and is included in compensation and related expenses in the accompanying consolidated statements of operations and comprehensive income (loss). As of December 31, 2009 and 2008, the amount of nonvested shares deducted from additional paid-in capital was $0, and $1.5 million, respectively. During 2009, in connection with the Merger, the vesting of the remaining unvested shares was accelerated and the expense was included in compensation and related expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

Note 20—Capital Stock Transactions

During 2010, Kennedy-Wilson repurchased 1,111,690 shares of its common stock at market for total consideration of $11,301,000. These shares are currently held in treasury.

During 2009 and 2008, Kennedy-Wilson acquired approximately 443,000 and 624,000 shares, respectively, of its common stock for total consideration of $3,690,000 and $6,170,000, respectively. These shares were subsequently retired.

During 2010, Kennedy-Wilson repurchased a total of 7,942,555 of its outstanding warrants for total consideration of $11,500,000. 9,807,445 of its warrants remain outstanding as of December 31, 2010. The warrants carry an exercise price of $12.50 with an expiration date of November 14, 2013. Kennedy-Wilson may call for redemption of the warrants in whole and not in part at a price of $0.01 per warrant if the share price of its common stock equals or exceeds $19.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, or upon not less than 30 days' prior written notice of redemption to each warrant holder.

During 2010, Kennedy-Wilson issued two series of Convertible Cumulative Preferred stock (together "the Preferred Stock"), series A (100,000 shares) and series B (32,550 shares), for total proceeds less issuance costs of $99.8 million and $32.5 million, respectively. The series A Preferred Stock is convertible into common stock at any time at the option of the holder prior to May 19, 2015 at a price of $12.41 per share and is mandatorily convertible into common stock on May 19, 2015. The series B Preferred Stock is convertible into common stock at any time at the option of the holder prior to November 3, 2018 at a price of $10.70 per share and is mandatorily convertible into common stock on November 3, 2018. The series A and series B Preferred Stock have dividend rates of 6.0% and 6.452%, respectively, payable quarterly.

The certificate of designations of the Preferred Stock contain provisions that require Kennedy-Wilson to commence an offer to purchase all shares of the Preferred Stock at a purchase price in cash per share of Preferred Stock equal to $1,150 plus all accumulated and accrued dividends upon the occurrence of a fundamental change, defined as a change of control. The parties have agreed that a change of control is deemed to occur when any person or group other than the purchaser of the Preferred Stock and its affiliates, or any officer or director of Kennedy-Wilson as of the issue date of the Preferred Stock, acquires directly or indirectly voting control or direction over more than 35% of the voting control of Kennedy-Wilson for a period of seven consecutive days following the earlier of the date the company becomes aware of such acquisition and the date such person or group files a Schedule 13D. This change of control provision is within Kennedy-Wilson's control as the Board of Directors, at its discretion, would be able to issue blank check Preferred Stock at any time for any reason which could dilute the person or group to below the 35% of the voting control threshold. As such, Kennedy-Wilson has concluded that the change of control is within the control of Kennedy-Wilson and therefore has classified the Preferred Stock as permanent equity in the accompanying consolidated balance sheets.

In connection with the issuance of the Preferred Stock, Kennedy-Wilson entered into registration rights agreements that allow for the holders of the Preferred Stock, with at least a 51% vote, to demand registration of the Preferred Stock (or converted common stock) on or after November 13, 2010. If Kennedy-Wilson does not satisfy the demand for registration, the holders of the Preferred Stock (or converted common stock) would be entitled to receive a payment in an amount equal to 1.50% per annum of the liquidation preference of $1,000 per share. There are sufficient shares of unregistered common stock authorized and unissued to accommodate the conversion feature.

In 2008, before preferred shares were converted to common shares and the shares were recast to match the presentation of Prospect in connection with the Merger, KWI issued 53,000 shares of Series A Preferred Stock (the "Initial Preferred Stock"). The proceeds from the issuance of the Initial Preferred Stock were $52,354,000, net of expenses related to the offering totaling $646,000. The holders of the Initial Preferred Stock were entitled to receive dividends at a rate of 7% of the liquidation value of $1,000 per share, payable quarterly. The Initial Preferred Stock had a conversion price of $42 per share. In connection with the Merger, the Initial Preferred Stock was converted to common stock and the conversion price was modified to $36 per share. The change in conversion price resulted in the issuance of additional shares to pre-Merger preferred shareholders in the amount of $7,879,000. In addition, cash dividend payments to pre-Merger preferred shareholders for the years ended December 31, 2009 and 2008 were $3,235,000 and $2,264,000, respectively.

Note 21—Employee Benefit Arrangements

Kennedy-Wilson has a qualified plan under the provisions of Section 401(k) of the Internal Revenue Code. Under this plan, participants are able to make salary deferral contributions of up to 15% of their total compensation, up to a specified maximum. The 401(k) plan also includes provisions which authorize Kennedy-Wilson to make discretionary contributions. During 2010, 2009, and 2008, Kennedy-Wilson made matching contributions of $232,000, $32,000, and $6,000, respectively, to this plan and is included in compensation and related expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

Note 22—Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2010	2009	2008
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. common shareholders	$(1,052,000)	$(15,336,000)	$ 613,000
Basic (loss) income per share attributable to Kennedy-Wilson Holdings, Inc. common shareholders	(0.03)	(0.57)	0.03
Weighted average shares outstanding for basic (loss) income per share	38,978,272	26,891,304	22,892,498
Diluted (loss) income per share attributable to Kennedy-Wilson Holdings, Inc. common shareholders	$ (0.03)	$ (0.57)	$ 0.03
Weighted average shares outstanding for diluted (loss) income per share	38,978,272	26,891,304	24,310,299
Weighted average common shares	38,978,272	26,891,304	22,892,498
Options and warrants	—	—	65,583
Nonvested stock	—	—	1,352,218
Total diluted shares	38,978,272	26,891,304	24,310,299

The dilutive shares from warrants, convertible securities, options and nonvested stock have not been included in the diluted weighted average shares as Kennedy-Wilson has a net loss available to common shareholders. There were a total of 0, 147,857 and 0 potentially dilutive securities as of December 31, 2010, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements *(continued)*

December 31, 2010, 2009 and 2008

Note 23—Segment Information

Kennedy-Wilson's business is defined by two core segments: KW Services and KW Investments. KW Services provides a full array of real estate-related services to investors and lenders, with a strong focus on financial institution-based clients. KW Investments invests Kennedy-Wilson capital in multifamily, residential and office properties as well as loans secured by real estate. Kennedy-Wilson's segment disclosure with respect to the determination of segment profit or loss and segment assets is based on these services and investments.

KW Services—Kennedy-Wilson offers a comprehensive line of real estate services for the full lifecycle of real estate ownership and investment to clients that include financial institutions, developers, builders and government agencies. Kennedy-Wilson provides auction and conventional sales, property management, asset management, leasing, construction management, acquisitions, dispositions and trust services.

KW Investments—Kennedy-Wilson, on its own and through joint ventures, is an investor in real estate, including multifamily, residential and office properties as well as loans secured by real estate.

Substantially all of the management fees and commissions-related party revenues were generated via intersegment activity for the years ended December 31, 2010, 2009 and 2008. The amounts representing investments with related parties and non-affiliates are included in the investments segment. No single external customer provided Kennedy-Wilson with 10% or more of its revenues during any period presented in these financial statements.

The following table summarizes the income and expense activity by segment for the year ended December 31, 2010 and total assets as of December 31, 2010.

	Services	Investments	Corporate	Consolidated
Management fees and commissions	$15,272,000	$ —	$ —	$ 15,272,000
Management fees and commissions—related party	17,792,000	—	—	17,792,000
Sale of real estate	—	3,937,000	—	3,937,000
Sale of real estate—related party	—	9,535,000	—	9,535,000
Rental and other revenue	—	4,000,000	—	4,000,000
Total revenue	33,064,000	17,472,000	—	50,536,000
Operating expenses	23,584,000	26,243,000	18,492,000	68,319,000
Depreciation and amortization	117,000	1,342,000	159,000	1,618,000
Total operating expenses	23,701,000	27,585,000	18,651,000	69,937,000
Equity in joint venture income	—	10,548,000	—	10,548,000
Income from loan pool participations and notes receivable	—	11,855,000	—	11,855,000
Total operating income (loss)	9,363,000	12,290,000	(18,651,000)	3,002,000
Interest income	—	—	192,000	192,000
Interest income—related party	—	—	662,000	662,000
Remeasurement gain	—	2,108,000	—	2,108,000
Gain on early extinguishment of debt	—	16,670,000	—	16,670,000
Loss on early extinguishment of debt	—	—	(4,788,000)	(4,788,000)
Interest expense	—	(676,000)	(6,958,000)	(7,634,000)
Income (loss) before provision for income taxes	$ 9,363,000	$ 30,392,000	(29,543,000)	10,212,000
Provision for income taxes			(3,727,000)	(3,727,000)
Net (loss) income			$(33,270,000)	$ 6,485,000
Total assets	$38,780,000	$400,519,000	$ 48,549,000	$487,848,000
Expenditures for long-lived assets		$ 23,764,000		$ 23,764,000

All of the revenues included in the table above are attributable to the United States, except for $485,000 in rental revenue that is attributable to Japan. This rental revenue was generated from the office building in Japan that had a carrying value of $8,891,000 as of December 31, 2010. The only other activity outside the United States is conducted through Kennedy-Wilson's equity method investment KWR (see Note 7).

The following table summarizes the income and expense activity by segment for the year ended December 31, 2009 and total assets as of December 31, 2009.

	Services	Investments	Corporate	Consolidated
Management fees and commissions	$13,230,000	$ —	$ —	$ 13,230,000
Management fees and commissions—related party	10,865,000	—	—	10,865,000
Sale of real estate	—	52,699,000	—	52,699,000
Sale of real estate—related party	—	6,698,000	—	6,698,000
Rental and other revenue	—	2,717,000	26,000	2,743,000
Total revenue	24,095,000	62,114,000	26,000	86,235,000
Operating expenses	20,499,000	49,458,000	23,793,000	93,750,000
Depreciation and amortization	70,000	919,000	133,000	1,122,000
Total operating expenses	20,569,000	50,377,000	23,926,000	94,872,000
Equity in joint venture income	—	8,019,000	—	8,019,000
Total operating income (loss)	3,526,000	19,756,000	(23,900,000)	(618,000)
Interest income	—	—	102,000	102,000
Interest income—related party	—	—	400,000	400,000
Interest expense	—	(5,106,000)	(8,068,000)	(13,174,000)
Other than temporary impairment on available for sale security	—	(328,000)	—	(328,000)
Income (loss) before provision for income taxes	$ 3,526,000	$ 14,322,000	(31,466,000)	(13,618,000)
Benefit from income taxes			3,961,000	3,961,000
Net loss			$(27,505,000)	$ (9,657,000)
Total assets	$30,600,000	$236,780,000	$ 68,877,000	$336,257,000
Expenditures for long-lived assets		$ 35,800,000		$ 35,800,000

All of the revenues included in the table above are attributable to the United States, except for $483,000 in rental revenue that is attributable to Japan. This rental revenue was generated from the office building in Japan that had a carrying value of $8,145,000 as of December 31, 2009. The only other activity outside the United States is conducted through Kennedy-Wilson's equity method investment KWR (see Note 7).

The following tables summarize the income and expense activity by segment for the year ended December 31, 2008 and total assets as of December 31, 2008.

	Services	Investments	Corporate	Consolidated
Management fees and commissions	$16,577,000	$ —	$ —	$ 16,577,000
Management fees and commissions—related party	12,675,000	—	—	12,675,000
Rental and other revenue	—	2,973,000	—	2,973,000
Total revenue	29,252,000	2,973,000	—	32,225,000
Operating expenses	21,251,000	8,182,000	2,218,000	31,651,000
Depreciation and amortization	83,000	683,000	154,000	920,000
Total operating expenses	21,334,000	8,865,000	2,372,000	32,571,000
Equity in joint venture income	—	10,097,000	—	10,097,000
Total operating income (loss)	7,918,000	4,205,000	(2,372,000)	9,751,000
Interest income	—	—	221,000	221,000
Interest income—related party	—	—	341,000	341,000
Interest expense	—	(1,974,000)	(6,622,000)	(8,596,000)
Other than temporary impairment on available for sale security	—	—	(445,000)	(445,000)
Income (loss) before provision for income taxes	$ 7,918,000	$ 2,231,000	(8,877,000)	1,272,000
Provision for income taxes			(605,000)	(605,000)
Net (loss) income			$ (9,482,000)	$ 667,000
Total assets	$39,791,000	$175,368,000	$ 40,724,000	$255,883,000
Expenditures for long-lived assets		$ 41,460,000		$ 41,460,000

All of the revenues included in the table above are attributable to the United States, except for $198,000 in rental revenue that is attributable to Japan. This rental revenue was generated from the office building in Japan that had a carrying value of $8,428,000 as of December 31, 2008. The only other activity outside the United States is conducted through Kennedy-Wilson's equity method investment KWR (see Note 7).

Notes to Consolidated Financial Statements *(continued)*

December 31, 2010, 2009 and 2008

Note 24—Unaudited Quarterly Information

	Year Ended December 31, 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$10,826,000	$ 9,046,000	$11,773,000	$ 18,891,000
Operating expenses	14,871,000	12,509,000	17,647,000	24,910,000
Equity in joint venture (loss) income	657,000	(686,000)	5,191,000	5,386,000
Interest income from loan pool participations and notes receivable	651,000	3,090,000	4,209,000	3,905,000
Operating income (loss)	(2,737,000)	(1,059,000)	3,526,000	3,272,000
Non-operating (expenses) income	(1,833,000)	16,818,000	(6,842,000)	(933,000)
Income (loss) before provision for income taxes	(4,570,000)	15,759,000	(3,316,000)	2,339,000
(Provision for) benefit from income taxes	1,998,000	(5,950,000)	(383,000)	608,000
Net income (loss)	(2,572,000)	9,809,000	(3,699,000)	2,947,000
Net income attributable to noncontrolling interests	(568,000)	(591,000)	(1,215,000)	(605,000)
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. shareholders	$ (3,140,000)	$ 9,218,000	$ (4,914,000)	$ 2,342,000
Preferred stock dividends and accretion of issuance costs	—	(720,000)	(1,804,000)	(2,034,000)
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. common shareholders	$ (3,140,000)	$ 8,498,000	$ (6,718,000)	$ 308,000
Basic (loss) earnings per share	$ (0.08)	$ 0.22	$ (0.17)	$ 0.01
Diluted (loss) earnings per share	(0.08)	0.20	(0.17)	0.01

	Year Ended December 31, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$12,483,000	$ 6,817,000	$41,021,000	$ 25,914,000
Operating expenses	11,942,000	8,660,000	32,687,000	41,583,000
Equity in joint venture (loss) income	(192,000)	(269,000)	893,000	7,587,000
Operating income (loss)	349,000	(2,112,000)	9,227,000	(8,082,000)
Non-operating expenses	2,461,000	2,741,000	5,611,000	2,187,000
(Loss) income before provision for income taxes	(2,112,000)	(4,853,000)	3,616,000	(10,269,000)
Benefit from (provision for) income taxes	653,000	1,562,000	(251,000)	1,997,000
Net (loss) income	(1,459,000)	(3,291,000)	3,365,000	(8,272,000)
Net loss (income) attributable to noncontrolling interests	57,000	210,000	(3,325,000)	(2,621,000)
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc. shareholders	$ (1,402,000)	$ (3,081,000)	$ 40,000	$(10,893,000)
Basic (loss) earnings per share	$ (0.06)	$ (0.12)	$ —	$ (0.34)
Diluted (loss) earnings per share	(0.06)	(0.12)	—	(0.34)

Performance Graph

The graph below compares the cumulative total return of our common stock from December 3, 2007, the date that our common stock first became tradable separately, through December 31, 2010, with the comparable cumulative return of companies comprising the S&P 500 Index and a peer issuer selected by us. The peer issuer is a company in the real estate services and investment industry. As a result, the performance of our common stock relative to the performance of the common stock of the peer issuer prior to November 13, 2009 may not be representative of future results. The graph plots the growth in value of an initial investment of $100 in each of our common stock, the S&P 500 Index and a peer issuer selected by us over the indicated time periods, and assumes reinvestment of all dividends, if any, paid on the securities. We have not paid any cash dividends and, therefore, the cumulative total return calculation for us is based solely upon stock price appreciation and not upon reinvestment of cash dividends. The stock price performance shown on the graph is not necessarily indicative of future price performance.


$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
12/3/2007
12/31/2007
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
6/30/2009
9/30/2009
12/31/2009
3/31/2010
6/30/2010
9/30/2010
12/31/2010
KWIC
S&P 500
Peer

Note: The peer, CB Richard Ellis, is comparable beginning November 13, 2009.

Purchases of Equity Securities by the Company and Affiliated Purchasers in the Fourth Quarter of 2010

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Common Stock				
November 1 to November 30	111,690[2]	$10.04	—	—
Warrants				
October 1 to October 31	677,928[1]	$ 1.50	677,928	5,823,448
November 1 to November 30	1,000,000[1]	$ 1.50	1,000,000	4,823,448
December 1 to December 31	266,000[1]	$ 1.50	266,000	4,557,448

(1) Warrants repurchased under a plan announced April 30, 2010, approving the repurchase of up to 7.5 million outstanding warrants. On September 21, 2010, the Board of Directors approved an increase to the number of warrants subject to the plan by 5 million.

(2) Repurchased 111,690 shares of common stock in private transactions from shareholders at a purchase price equal to the prior day's closing price for our common stock.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Price Information

From December 3, 2007 to March 18, 2010, our common stock traded on the NYSE Amex. Since March 19, 2010, our common stock has traded on the NYSE under the symbol "KW." The following table sets forth, for the calendar quarter indicated, the high and low sales prices per share of common stock as reported on the NYSE Amex and the NYSE. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Common Stock	
	High	Low
Fiscal Year 2010		
Quarter ending March 31, 2010	$10.15	$8.90
Quarter ending June 30, 2010	$11.50	$9.98
Quarter ending September 30, 2010	$10.83	$9.37
Quarter ending December 31, 2010	$10.77	$9.26
Fiscal year 2009		
Quarter ending March 31, 2009	$ 9.46	$9.20
Quarter ending June 30, 2009	$ 9.67	$9.49
Quarter ending September 30, 2009	$ 9.94	$9.67
Quarter ending December 31, 2009	$10.25	$8.85

Holders

As of March 10, 2011, we had 63 holders of record of our common stock and six holders of record of our warrants.

Dividend Policy

We have not paid any dividends on our common stock to date. The payment of any dividends is within the discretion of our Board of Directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our Board of Directors currently does not anticipate declaring any dividends in the foreseeable future.

Recent Sales of Unregistered Securities

None

Equity Compensation Plan Information

See Item 12—"Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Forward-Looking Statements

Statements made by us in this report and in other reports and statements released by us that are not historical facts constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are necessarily estimates reflecting the judgment of our senior management based on our current estimates, expectations, forecasts and projections and include comments that express our current opinions about trends and factors that may impact future operating results. Disclosures that use words such as "believe," "anticipate," "estimate," "intend," "could," "plan," "expect," "project" or the negative of these, as well as similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of our control, and involve known and unknown risks and uncertainties that could cause our actual results, performance or achievement, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we do not guarantee that the transactions and events described will happen as described (or that they will happen at all). For a further discussion of these and other factors that could impact our future results, performance or transactions, please carefully read "Risk Factors" in our 10-K filing with the SEC.

- disruptions in general economic and business conditions, particularly in geographies where our business may be concentrated;
- the continued volatility and disruption of the capital and credit markets, higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans and mezzanine financing, all of which could increase costs and could limit our ability to acquire additional real estate assets;
- continued high levels of, or increases in, unemployment and general slowdowns in commercial activity;
- our leverage and ability to refinance existing indebtedness or incur additional indebtedness;
- an increase in our debt service obligations;
- our ability to generate a sufficient amount of cash from operations to satisfy working capital requirements and to service our existing and future indebtedness;
- our ability to achieve improvements in operating efficiency;
- foreign currency fluctuations;
- adverse changes in the securities markets;
- our ability to retain our senior management and attract and retain qualified and experienced employees;
- our ability to attract new user and investor clients;
- our ability to retain major clients and renew related contracts;
- trends in use of large, full-service commercial real estate providers;
- changes in tax laws in the United States or Japan that reduce or eliminate deductions or other tax benefits we receive;
- future acquisitions may not be available at favorable prices or upon advantageous terms and conditions; and
- costs relating to the acquisition of assets we may acquire could be higher than anticipated.

Any such forward-looking statements, whether made in this report or elsewhere, should be considered in the context of the various disclosures made by us about our businesses including, without limitation, the risk factors discussed below. Except as required under the federal securities laws and the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise. For further discussion of these and other factors that could impact our future results, performance or transactions, please carefully read "Risk Factors" in our 10-K filing with the SEC.

CORPORATE INFORMATION

William J. McMorrow
Chairman and Chief Executive Officer

Norman Creighton
Retired President and Chief Executive Officer
Imperial Bank (Now Comerica)

Kent Y. Mouton
Partner
Kulik, Gottesman, Mouton & Siegel LLP

Jerry R. Solomon
President
Solomon, Winnett & Rosenfield
Certified Public Accountants, Inc.

Cathy Hendrickson
Retired President and Chief Executive Officer
Peninsula Banking Group, Inc.

David Minella
Managing Member
Minella Capital Management LLC

Stanley Zax
Chairman and Chief Executive Officer
Zenith National Insurance Corporation

William J. McMorrow
Chairman and Chief Executive Officer

Mary L. Ricks
Executive Vice Chair and
Chief Executive Officer
KW Commercial Investment Group

Barry S. Schlesinger
Chief Administrative Officer

Freeman A. Lyle
Executive Vice President and
Chief Financial Officer

Donald J. Herrema
Executive Vice Chairman and
Chief Executive Officer
KW Capital Markets Group

Robert E. Hart
President
KW Multifamily Management Group

Jim Rosten
President
KW Properties Group

Stuart Cramer
President
KW Residential Investment Group

John C. Prabhu
President
KW Commercial Investment Group

Richard Winchell
President
KW Auction Group

James C. Ozello
Senior Managing Director
Human Resources

9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212
(310) 887-6400

Montage Beverly Hills
225 North Canon Drive
Beverly Hills, CA 90210
9 a.m., Thursday, June 23, 2011

New York Stock Exchange
Symbol "KW"

Continental Stock Transfer
17 Battery Place, 8th floor
New York, NY 10004
(212) 509-4000

KPMG

Loeb & Loeb, LLP

Christina Cha
Marketing and Communications Manager
ccha@kennedywilson.com
(310) 887-6294


KW
LISTED
NYSE

Certain of the matters discussed herein are discussed more fully in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for the year ended December 31, 2010, with the SEC on March 14, 2011, which, in the section titled "Risk Factors," contains a detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from any forward-looking statements contained herein.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

KENNEDY WILSON

9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212
Tel: 310-887-6400
Fax: 310-887-3410
www.kennedywilson.com

Austin
9442 Capital of Texas Highway North
Plaza II, Suite 140
Austin, TX 78759

Chicago
150 S. Wacker Drive
Chicago, IL 60606

Cleveland
Technology Park I & II
25111/25249 Country Club Blvd.
North Olmsted, OH 44070

Dallas
12830 Hillcrest Rd., Suite D111
Dallas, TX 75230

Denver
9780 Mt. Pyramid Court, Suite 210
Englewood, CO 80112

Ft. Lauderdale
5341 N.W. 33rd Avenue
Ft. Lauderdale, FL 33309

Harrisburg
30 N. Third Street, Suite 770
Harrisburg, PA 17101

Houston
1880 S. Dairy Ashford, Suite 570
Houston, TX 77077

Jacksonville
6621 South Pointe Drive North
Jacksonville, FL 32216

Las Vegas
6725 Via Austi Parkway, Suite 380
Las Vegas, NV 89119

New York
245 Park Avenue, 24th Floor
New York, NY 10167

O'ahu-Hawaii
68-540 Farrington Highway
Waialua, HI 96791

Oakland
333 Hegenberger Road, Suite 328
Oakland, CA 94621

Philadelphia
1101 Market Street, Suite 105
Philadelphia, PA 19107

Phoenix
10220 N. 31st Avenue, Suite 127
Phoenix, AZ 85051

Sacramento
1860 Howe Avenue, Suite 210
Sacramento, CA 95825

San Antonio
7411 John Smith, Suite 210
San Antonio, TX 78229

San Francisco
300 California Street, 8th Floor
San Francisco, CA 94111

Seattle
12220-113th Ave. NE, Suite 200
Kirkland, WA 98034

Tokyo
Kennedy Wilson
Investment Company, Ltd.
Toranomon Mitsui Bldg.
14th Floor
3-8-1 Kasumigaseki
Chiyoda-ku
Tokyo 101-0013
Japan

Walnut Creek
2121 N. California Boulevard, Suite 225
Walnut Creek, CA 94596


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